UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of
the Securities Exchange Act of 1934

METROPCS COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-0836269
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

8144 Walnut Hill Lane, Suite 800
Dallas, Texas 75231-4388
(Address of Principal Executive Offices, including Zip Code)

(214) 265-2550
(Registrant’s Telephone Number, including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.0001 per share

i

Any statements made in this registration statement that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this registration statement, including “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We base these forward-looking statements and projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this registration statement, you should understand that these forward-looking statements and projections are not guarantees of future performance or results. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include:

•	the highly competitive nature of our industry;

•	the rapid technological changes in our industry;

•	our ability to maintain adequate customer care and manage our churn rate;

•	our ability to sustain the growth rates we have experienced to date;

•	our ability to access the funds necessary to build and operate our Auction 66 Markets;

•	the costs associated with being a public company and our ability to comply with the internal financial and disclosure control and reporting obligations of public companies;

•	our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures;

•	our ability to secure the necessary spectrum and network infrastructure equipment;

•	our ability to clear the Auction 66 Market spectrum of incumbent licensees;

•	our ability to adequately enforce or protect our intellectual property rights;

•	governmental regulation of our services and the costs of compliance and our failure to comply with such regulations;

•	our capital structure, including our indebtedness amounts;

•	changes in consumer preferences or demand for our products;

•	our inability to attract and retain key members of management; and

•	other factors described under “Risk Factors” in the registration statement on Form S-1 filed as Exhibit 99.1 hereto.

The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements and projections. All future written and oral forward-looking statements and projections attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.

In this registration statement, unless the context indicates otherwise, references to “MetroPCS,” “MetroPCS Communications,” “our Company,” “the Company,” “we,” “our,” “ours” and “us” refer to MetroPCS Communications, Inc., a Delaware corporation, and its wholly-owned subsidiaries.

ii

On March 14, 2007, the board of directors of MetroPCS Communications, Inc. approved a 3 for 1 stock split of MetroPCS Communications, Inc.’s common stock effected by means of a stock dividend of two shares of common stock for each share of common stock issued and outstanding on that date. All share, per share and conversion amounts relating to common stock and stock options included in this registration statement have been retroactively adjusted to reflect the stock split.

iii

INFORMATION REQUIRED IN REGISTRATION STATEMENT

(Cross-Reference Sheet Between Registration Statement on Form S-1 Filed as
Exhibit 99.1 hereto and Items of this Registration Statement on Form 10)

Item 1.	Business

The information required by this item is contained under the sections “Prospectus Summary,” “Business” and “Where You Can Find More Information” of the registration statement on Form S-1 (File No. 333-139793), as amended (the “IPO Registration Statement”), filed as Exhibit 99.1 hereto. Those sections are incorporated herein by reference.

Item 1A.	Risk Factors

The information required by this item is contained under the section “Risk Factors” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 2.	Financial Information

The information required by this item is contained under the sections “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the IPO Registration Statement. Those sections are incorporated herein by reference.

Item 3.	Properties

The information required by this item is contained under the section “Business — Properties” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of March 31, 2007 regarding the beneficial ownership of each class of our outstanding capital stock by:

•	each of our directors;

•	each named executive officer;

•	all of our directors and executive officers as a group; and

•	each person known by us to beneficially own more than 5% of our outstanding shares of our common stock, par value $0.0001 per share (“Common Stock”), Series D Preferred Stock, par value $0.0001 per share (“Series D Preferred Stock”), or Series E Preferred Stock, par value $0.0001 per share (“Series E Preferred Stock”, and together with the Series D Preferred Stock, the “Preferred Stock”).

The beneficial ownership information has been presented in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, each of the persons set forth below has sole voting and investment power with respect to all of the shares of each class or series of Common Stock and Preferred Stock shown as beneficially owned by them. The number of shares of Common Stock used to calculate each listed person’s percentage ownership of each such class includes the shares of Common Stock underlying options, warrants or other convertible securities held by such person that are exercisable within 60 days after March 31, 2007. There are no currently outstanding options, warrants or other convertible securities exercisable for shares of Preferred Stock.

There were 157,135,815 shares of Common Stock, 3,500,993 shares of Series D Preferred Stock and 500,000 shares of Series E Preferred Stock outstanding as of March 31, 2007. Each share of Series D Preferred Stock will be converted into Common Stock upon (i) the completion of a Qualifying Public Offering (as defined in the Second Amended and Restated Stockholders’ Agreement, dated as of August 30, 2005, by and among the Company and its stockholders (the “Stockholders’ Agreement”)); (ii) the Common Stock trading (as in the case of a merger or consolidation of the Company with another company, other than as a sale or change of control of the Company, the shares received in such merger or consolidation having traded immediately prior to such merger or consolidation) on a national securities exchange for a period of 30 consecutive trading days above a price implying a market valuation of the Series D Preferred Stock in excess of twice the initial purchase price of the Series D Preferred Stock, or (iii) the date specified by the holders of 66 2/3% of the Series D Preferred Stock. The Series D Preferred Stock is convertible into Common Stock at $3.13 per share, which per share amount is subject to adjustment under the terms of the Second Amended and Restated Certificate of Incorporation of MetroPCS Communications, Inc.

Each share of Series E Preferred Stock will be converted into Common Stock upon (i) the completion of a Qualifying Public Offering (as defined in the Stockholders’ Agreement); (ii) the Common Stock trading (or, in the case of a merger or consolidation of the Company with another company, other than as a sale or change of control of the Company, the shares received in such merger or consolidation having traded immediately prior to such merger or consolidation) on a national securities exchange for a period of 30 consecutive trading days above a price implying a market valuation of the Series D Preferred Stock over twice the Series D Preferred Stock initial purchase price; or (iii) the date specified by the holders of 66 2/3% of the outstanding Series E Preferred Stock. The Series E Preferred Stock is convertible into Common Stock at $9.00 per share, which per share amount is subject to adjustment under the terms of the Second Amended and Restated Certificate of Incorporation of MetroPCS Communications, Inc.

Each share of Series D Preferred Stock and Series E Preferred Stock accrues dividends at the rate of 6% per annum. If not previously converted, we are required to redeem all outstanding shares of Preferred Stock on July 17, 2015, at the liquidation preference of $100 per share plus accrued but unpaid dividends. Upon a conversion of Preferred Stock, whether at the option of the holder or upon an automatic conversion, all accrued but unpaid dividends are also converted into shares of Common Stock. Accordingly, the number and percentage of class of Common Stock columns set forth below include all shares issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock, as applicable, including all accrued but unpaid dividends as of March 31, 2007.

			Series D		Series E
	Common Stock		Preferred Stock		Preferred Stock
	Number	Percentage	Number	Percentage	Number	Percentage

Directors and Named Executive Officers(1):
Roger D. Linquist(2)	7,941,867	2.48%	—	—	—	—
J. Braxton Carter(3)	330,135	*	—	—	—	—
Robert A. Young(4)	352,536	*	—	—	—	—
Mark A. Stachiw(5)	228,723	*	—	—	—	—
Malcolm M. Lorang(6)	736,908	*	—	—	—	—
John Sculley(7)	1,369,931	*	5,053	*	—	—
James F. Wade(8)(17)	27,671,908	8.66%	664,080	18.97%	—	—
Arthur C. Patterson(9)	37,796,125	11.82%	329,387	9.41%	—	—
W. Michael Barnes(10)	201,027	*	—	—	—	—
C. Kevin Landry(11)(19)	42,904,787	13.42%	401,342	11.46%	250,000	50.00%
James N. Perry, Jr.(12)(18)	42,796,084	13.39%	400,112	11.43%	250,000	50.00%
Walker C. Simmons(13)	49,158	*	—	—	—	—
All directors and executive officers as a group (12 persons)	162,379,189	50.80%	1,799,974	51.41%	500,000	100%

			Series D		Series E
	Common Stock		Preferred Stock		Preferred Stock
	Number	Percentage	Number	Percentage	Number	Percentage

Beneficial Owners of More Than 5%:
Accel Partners, et al(14)(9) 428 University Ave. Palo Alto, CA 94301	36,622,285	11.46%	329,387	9.41%	—	—
Columbia Capital, et al(15) 201 North Union Street, Suite 300 Alexandria, VA 22314	9,591,981	3.00%	225,000	6.43%	—	—
J.P. Morgan Chase Bank, N.A.,(16) as Trustee for First Plaza Group Trust One Chase Manhattan Plaza, 17th Floor New York, NY 10005	23,566,873	7.37%	100,040	2.86%	—	—
M/C Venture Partners, et al(17)(8) 75 State Street Boston, MA 02109	27,671,908	8.66%	664,080	18.97%	—	—
Madison Dearborn Capital Partners IV, L.P., et al(18)(12) Three First National Plaza, Suite 3800 Chicago, IL 60602	42,796,084	13.39%	400,112	11.43%	250,000	50.00%
TA Associates, et al(19)(11) John Hancock Tower — 56th Floor 200 Clarendon Street Boston, MA 012116	42,904,787	13.42%	401,342	11.46%	250,000	50.00%
Technology Venture Associates III, L.P.(20) 135 East Putnam Ave. Greenwich, CT 06830	12,900,578	4.04%	189,881	5.42%	—	—
Whitney & Co.(21) 191 Elm Street New Canaan, CT 06840	10,317,336	3.23%	250,301	7.15%	—	—

*	Represents less than 1%

(1)	Unless otherwise indicated, the address of each person is c/o MetroPCS Communications, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, Texas 75231.

(2)	Includes 698,259 shares of common stock issuable upon exercise of options granted under our equity compensation plans, 5,443,608 shares of common stock held directly by Mr. Linquist, and 1,800,000 shares of common stock held by THCT Partners, LTD, a partnership with which Mr. Linquist is affiliated and may be deemed to be a member of a “group” under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Linquist disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in THCT Partners, LTD.

(3)	Includes 276,783 shares of common stock issuable upon exercise of options granted under our equity compensation plans.

(4)	Includes 225,816 shares of common stock issuable upon exercise of options granted under our equity compensation plans.

(5)	Includes 228,723 shares of common stock issuable upon exercise of options granted under our equity compensation plans.

(6)	Includes 558,708 shares of common stock issuable upon exercise of options granted under our equity compensation plans.

(7)	Includes 561,507 shares of common stock issuable upon exercise of options granted under our equity compensation plans and 208,565 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 47,299 shares issuable pursuant to accrued dividends.

(8)	Includes 27,380,274 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 6,186,231 shares issuable pursuant to accrued dividends, and 273,295 shares of common stock issuable upon exercise of options granted under our equity compensation plans. All shares attributed to Mr. Wade are owned directly by M/C Venture Investors, LLC, M/C Venture Partners IV, LP, M/C Venture Partners V, LP, and Chestnut Venture Partners LP, with which Mr. Wade is affiliated and may be deemed to be a member of a “group” (hereinafter referred to as M/C Venture Partners, et al) under Section 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Wade disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in M/C Venture Partners, et al.

(9)	Includes 358,851 shares of common stock issuable upon exercise of options granted to Mr. Patterson under our equity compensation plans and 12,888 shares of common stock held directly by Mr. Patterson. All other shares attributed to Mr. Patterson, including 13,580,968 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 3,068,617 shares issuable pursuant to accrued dividends, are owned directly by Accel Internet Fund III L.P., Accel Investors ’94 L.P., Accel Investors ’99 L.P., Accel IV L.P., Accel Keiretsu L.P., Accel VII L.P., ACP Family Partnership L.P., Ellmore C. Patterson Partners, BrandyTrust Private Equity Partners L.P., Brandywine-Anne Hyde Patterson c/o A.O. Choate, Brandywine-Anne Hyde Patterson Trust U/A 1-31-23, Brandywine-Caroline Choate de Chazal Trust U/A 2-10-56, Brandywine-David C. Patterson U/A 2-10-56, Brandywine-Jane C. Beck Trust U/A 2-10-56, Brandywine-Michael E. Patterson Trust U/A 2-10-56, Brandywine-Robert E. Patterson Trust U/A 2-10-56 and Brandywine-Thomas HC Patterson Trust U/A 2-10-56, with which Mr. Patterson is affiliated and may be deemed to be a member of a “group” under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Patterson disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in Accel Partners, et al.

(10)	Includes 177,483 shares of common stock issuable upon exercise of options granted under our equity compensation plans.

(11)	Includes 83,331 shares of common stock issuable upon exercise of stock options granted to Mr. Landry under our equity compensation plans. All other shares attributed to Mr. Landry, including 16,489,799 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 3,681,012 shares issuable pursuant to accrued dividends, and 3,042,159 shares of common stock issuable upon the conversion of Series E Preferred Stock, which includes 264,381 shares of common stock issuable pursuant to accrued dividends are owned directly by TA Atlantic and Pacific V L.P., TA Investors II L.P., TA IX L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P. and TA/Atlantic and Pacific IV L.P., with which Mr. Landry is affiliated and may be deemed to be a member of a “group” (hereinafter referred to as TA Associates, et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Landry disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in TA Associates, et al.

(12)	Includes 84,663 shares of common stock issuable upon exercise of options granted to Mr. Perry under our equity compensation plans. All other shares attributed to Mr. Perry, including 16,437,479 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 3,667,947 shares issuable pursuant to accrued dividends, 3,042,161 shares of common stock issuable upon the conversion of Series E Preferred Stock, which includes 264,383 shares of common stock issuable pursuant to accrued dividends, are owned directly by Madison Dearborn Capital Partners IV, L.P. and Madison Dearborn Partners IV, L.P. with which Mr. Perry is affiliated and may be deemed to be a member of a “group”

(hereinafter referred to as Madison Dearborn Capital Partners IV, L.P., et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in Madison Dearborn Capital Partners IV, L.P., et al.

(13)	Includes 39,999 shares of common stock issuable upon exercise of options granted under our equity compensation plans. Mr. Simmons is a member of Wachovia Capital Partners (“WCP”), which owns 6,879,301 shares of common stock issuable upon the conversion of Series D Preferred Stock, including 1,549,514 shares issuable pursuant to accrued dividends. Mr. Simmons holds all shares and options for the benefit of WCP and its affiliates and, consequently, disclaims beneficial ownership of all such securities held directly by him as well as those held by WCP and its affiliates, except to the extent of his pecuniary interest therein.

(14)	Accel Partners, et al (consisting of Accel Internet Fund III L.P., Accel Investors ’94 L.P., Accel Investors ’99 L.P., Accel IV LP, Accel Keiretsu L.P., Accel VII L.P., ACP Family Partnership L.P. and Ellmore C. Patterson Partners), may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 13,580,968 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 3,068,617 shares issuable pursuant to accrued dividends, 358,851 shares of common stock issuable upon exercise of options granted under our equity compensation plans, which are held directly by Arthur C. Patterson, as discussed in Note 9 above.

(15)	Columbia Capital, et al (consisting of Columbia Capital Equity Partners III (QP) LP, Columbia Capital Equity Partners III (Cayman) LP, Columbia Capital Equity Partners III (AI) LP, Columbia Capital Investors III, LLC, and Columbia Capital Employee Investors III, LLC) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 9,268,545 shares of common stock issuable upon the conversion of Series D Convertible Preferred Stock, which includes 2,087,694 shares issuable pursuant to accrued dividends.

(16)	Includes 4,125,433 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 932,667 shares issuable pursuant to accrued dividends. Jeff Barman has dispositive power with respect to the common stock held by the First Plaza Group Trust.

(17)	M/C Venture Partners, et al (consisting of M/C Venture Investors, LLC, M/C Venture Partners IV, LP, M/C Venture Partners V, LP, and Chestnut Venture Partners LP) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes an aggregate of 273,295 shares of common stock issuable upon exercise of options granted under our equity compensation plans and 27,380,274 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 6,186,231 shares issuable pursuant to accrued dividends. James F. Wade, David D. Croll and Matthew J. Rubins have dispositive power with respect to the common stock held by M/C Venture Partners IV, LP. James F. Wade, David D. Croll, Matthew J. Rubins, John W. Watkins and John O. Van Hooser have dispositive power with respect to the common stock held by M/C Venture Partners V, LP. James F. Wade and David D. Croll have dispositive power with respect to the common stock held by Chestnut Venture Partners LP.

(18)	Includes 84,663 shares of common stock issuable upon exercise of options granted under our equity compensation plans and held directly by Mr. Perry, 16,437,479 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 3,667,947 shares issuable pursuant to accrued dividends, and 3,042,161 shares of common stock issuable upon the conversion of Series E Preferred Stock, which includes 264,383 shares of common stock issuable pursuant to accrued dividends. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff have dispositive power with respect to the common stock held by Madison Dearborn Capital Partners IV, L.P., et al.

(19)	TA Associates, et al (consisting of TA Atlantic and Pacific V L.P., TA Investors II L.P., TA IX L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P. and TA/Atlantic and Pacific IV L.P.) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 83,331 shares of common stock issuable upon exercise of options granted under our equity compensation plans and held directly by Mr. Landry, 16,489,799 shares of common stock issuable upon the conversion of Series D Preferred Stock, which includes 3,681,012 shares issuable pursuant to accrued dividends, and 3,042,159 shares of common stock issuable upon the conversion of Series E Preferred Stock, which includes 264,381 shares of common stock issuable pursuant to accrued dividends. The selling stockholder is an affiliate of a broker-dealer. The selling stockholder has represented to us that it acquired the shares in the ordinary course of business and, at the time of purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. Investment and voting control of shares owned by TA Associates, et al is held by TA Associates, Inc. No stockholder, director or officer of TA Associates Inc. has voting or investment power with respect to the shares of common stock held by TA Associates, et al. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates: Messrs. Brian J. Conway, C. Kevin Landry, Kenneth T. Schiciano and Richard D. Tadler. Mr. Landry is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P., the general partner of the general partner of TA/Atlantic and Pacific IV L.P., TA Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P., and the general partner of TA Investors II L.P.

(20)	Technology Venture Associate, III L.P., et al (consisting of Technology Venture Associate, III L.P. and Craig Stapleton) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 7,827,572 shares of Common Stock issuable upon the conversion of Series D Preferred Stock, which includes 1,767,540 shares issuable pursuant to accrued dividends.

(21)	Whitney & Co., et al (consisting of J.H. Whitney IV, L.P., and Whitney V, L.P.) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 10,317,336 shares of Common Stock issuable upon the conversion of Series D Preferred Stock, which includes 2,329,006 shares issuable pursuant to accrued dividends.

Item 5.	Directors and Executive Officers

The information required by this item is contained under the section “Management” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation

The information required by this item is contained under the section “Executive Compensation” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

The information required by this item is contained under the sections “Transactions with Related Persons,” “Management — Board Composition” and “Management — Board Committees” of the IPO Registration Statement. Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings

The information required by this item is contained under the section “Business — Legal Proceedings” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Information required by this item is contained under the sections “Dividend Policy” and “Shares Eligible for Future Sales” of the IPO Registration Statement. Those sections are incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2006 with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans.

	Number of		Number of Securities
	Securities to be		Remaining Available for
	Issued Upon	Weighted-Average	Future Issuance Under
	Exercise of	Exercise Price	Equity Compensation
	Outstanding	of Outstanding	Plans (Excluding
	Options, Warrants	Options, Warrants	Securities Reflected in
	and Rights	and Rights	Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by stockholders	23,499,462	$6.91	26,283,582
Equity compensation plans not approved by stockholders	—	—	—

Total	23,499,462	$6.91	26,283,582

Item 10.	Recent Sales of Unregistered Securities

The information required by this item is contained under the section “Item 15 — Recent Sales of Unregistered Securities” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered

The following describes our Common Stock, Preferred Stock, second amended and restated certificate of incorporation (the “Certificate of Incorporation”) and bylaws, as amended (the “Bylaws”), currently in effect. This description is a summary only. We encourage you to read the complete text of our Certificate of Incorporation and Bylaws, which are incorporated by reference to Exhibits 3.1 and 3.2 to this registration statement.

Our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.0001 per share, and 25,000,000 shares of Preferred Stock, par value $0.0001 per share, of which 4,000,000 shares are designated as Series D Preferred Stock and 500,000 shares are designated as Series E Preferred Stock.

Although we have applied to list our common stock on the New York Stock Exchange, a market for our common stock may not develop, and if one develops, it may not be sustained.

As of December 31, 2006, the Company had 181 Common Stockholders of record.

Common Stock

Holders of our Common Stock have the right to vote on every matter submitted to a vote of our stockholders other than any matter on which only the holders of Preferred Stock are entitled to vote separately as a class. There are no cumulative voting rights.

Subject to the rights of holders of all outstanding classes of stock having prior rights as to dividends, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of corporate assets legally available for distribution. Subject to the rights of holders of all outstanding classes of stock having prior rights as to distributions, in the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably with the Preferred Stock on an as converted basis in all assets remaining after payment of liabilities, if any, then outstanding.

Our Certificate of Incorporation provides that the holders of shares of Common Stock have the right to vote on every matter submitted to a vote of stockholders, along with the Preferred Stock on an as converted basis, other than any matter on which only the holders of one or more classes or series of capital stock other than shares of Common Stock are entitled to vote separately as a class. The holders of shares of Common

Stock are entitled to a vote, together with the Preferred Stock as a class, to elect members of the board of directors as shall be fixed by, or in the manner provided in, our Bylaws and the Stockholders’ Agreement.

If a holder of shares of Common Stock acquires additional shares of Common Stock or otherwise is attributed with ownership of shares that would cause the Company to violate (i) any requirement of the FCC regarding foreign ownership or (ii) any other rule or regulation of the FCC applicable to us, the Company may, at the option of our board of directors, redeem a sufficient number of shares of Common Stock to eliminate the violation from the stockholder or stockholders causing such violation by paying in cash therefore a sum equal to the redemption price (as discussed below).

The redemption price will be a price mutually determined by us and our stockholders, but if no agreement can be reached, the redemption price will be either:

•	75% of the fair market value of the Common Stock being redeemed, if the holder caused the FCC violation; or

•	100% of the fair market value of the Common Stock being redeemed, if the FCC violation was not caused by the holder.

For a discussion of the FCC’s ownership restrictions, please see the information contained in “Business — Ownership Restrictions” of the IPO Registration Statement, which section is incorporated herein by reference.

Series D Preferred Stock

In July 2000, MetroPCS, Inc. executed a Securities Purchase Agreement, which was subsequently amended (as so amended, the “Series D Securities Purchase Agreement”), pursuant to which MetroPCS, Inc. issued shares of series D preferred stock, par value $0.0001 per share. In July 2004, each share of MetroPCS, Inc. series D preferred stock was converted into a share of Series D Preferred Stock of the Company.

Dividends accrue at an annual rate of 6% of the liquidation value of $100 per share on the Series D Preferred Stock. Each share of Series D Preferred Stock will automatically convert into Common Stock upon (i) completion of a Qualifying Public Offering (as defined in the Stockholders’ Agreement), (ii) our Common Stock trading (or in the case of a merger or consolidation of the Company with another company, other than a sale or change of control of the Company, the shares received in such merger or consolidation having traded immediately prior to such merger and consolidation) on a national securities exchange for a period of 30 consecutive trading days above a price that implies a market valuation of the Series D Preferred Stock in excess of twice the initial purchase price of the Series D Preferred Stock, or (iii) the date specified by the holders of 66 2/3% of the outstanding Series D Preferred Stock. The Series D Preferred Stock and the accrued but unpaid dividends thereon are convertible into Common Stock at $3.13 per share of Common Stock, which per share amount is subject to adjustment in accordance with the terms of our Certificate of Incorporation. If not previously converted, we are required to redeem all outstanding shares of Series D Preferred Stock on July 17, 2015, at the liquidation value plus accrued but unpaid dividends.

The holders of Series D Preferred Stock, as a class with the holders of Common Stock and the Series E Preferred Stock, have the right to vote on all matters as if each share of Preferred Stock had been converted into Common Stock. In addition, the holders of Series D Preferred Stock, as a class, can nominate one member of our Board of Directors and the stockholders of the Company are obligated under the Stockholders’ Agreement to elect such nominee. Upon a liquidation event (as defined in our Certificate of Incorporation), each share of Series D Preferred Stock is entitled to a liquidation preference equal to the sum of:

•	the per share liquidation value, plus

•	the greater of:

•	the amount of all accrued and unpaid dividends and distributions on such share, and

•	the amount that would have been paid in respect of such share had it been converted into Common Stock immediately prior to the event that triggered payment of the liquidation preference, net of the liquidation value of the Series D Preferred Stock and the Series E Preferred Stock.

The Series D Securities Purchase Agreement defines a number of events of noncompliance. Upon an occurrence of an event of noncompliance, the holders of not less than 66 2/3% of the then outstanding shares of Series D Preferred Stock can request that the Company redeem the outstanding shares in an amount equal to the liquidation value plus accrued but unpaid dividends. In addition, upon an occurrence of an event of noncompliance and during the Company’s noncompliance, dividends on the Series D Preferred Stock, in lieu of the 6% dividends normally accruing, shall accrue at 10% per annum.

Series E Preferred Stock

In August 2005, the Company executed a Stock Purchase Agreement (the “Series E Stock Purchase Agreement”) pursuant to which the Company issued shares of Series E Preferred Stock. The Series E Preferred Stock ranks equally with the Series D Preferred Stock with respect to dividends, conversion rights and liquidation preferences. Dividends on the Series E Preferred Stock accrue at an annual rate of 6% of the liquidation value of $100 per share.

Each share of Series E Preferred Stock will be converted into Common Stock upon (i) the completion of a Qualifying Public Offering (as defined in the Stockholders’ Agreement), (ii) the Common Stock trading (or, in the case of a merger or consolidation of the Company with another company, other than as a sale or change of control of the Company, the shares received in such merger or consolidation having traded immediately prior to such merger or consolidation) on a national securities exchange for a period of 30 consecutive trading days above a price implying a market valuation of the Series D Preferred Stock over twice the Series D Preferred Stock initial purchase price, or (iii) the date specified by the holders of 66 2/3% of the outstanding Series E Preferred Stock. The Series E Preferred Stock is convertible into Common Stock at $9.00 per share, which per share amount is subject to adjustment in accordance with the terms of our Certificate of Incorporation. If not previously converted, we are required to redeem all outstanding shares of Series E Preferred Stock on July 17, 2015, at the liquidation preference of $100 per share plus accrued but unpaid dividends.

The holders of Series E Preferred Stock, as a class with the holders of Common Stock and the Series D Preferred Stock, have the right to vote on all matters as if each share of Preferred Stock had been converted into Common Stock. Upon a liquidation event (as defined in our Certificate of Incorporation), each share of Series E Preferred Stock is entitled to a liquidation preference equal to the sum of:

•	the per share liquidation value, plus

•	the greater of:

•	the amount of all accrued and unpaid dividends and distributions on such share, and

•	the amount that would have been paid in respect of such share had it been converted into Common Stock immediately prior to the event that triggered payment of the liquidation preference, net of the liquidation value of the Series D Preferred Stock and the Series E Preferred Stock.

The Series E Stock Purchase Agreement defines a number of events of noncompliance. Upon an occurrence of an event of noncompliance, the holders of not less than 66 2/3% of the then outstanding shares of Series E Preferred Stock can request that the Company redeem the outstanding shares at an amount equal to the liquidation value plus accrued but unpaid dividends. In addition, upon an occurrence of an event of noncompliance and during the Company’s noncompliance, dividends on the Series E Preferred Stock, in lieu of the 6% dividends normally accruing, shall accrue at 10% per annum.

Anti-takeover Effects of Delaware Law

We are a Delaware corporation and are subject to Delaware law, which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the person became an interested stockholder, unless:

•	before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

•	at or after such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person:

•	who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock; or

•	who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation’s outstanding voting stock within three years.

The provisions of Delaware law described above would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of our Company, even though such an attempt might be beneficial to us and our stockholders.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws:

•	eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by Delaware law, except (i) for any breach of a director’s duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived any improper personal benefit; and

•	indemnify directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary.

We believe that these provisions are necessary to attract and retain qualified directors and officers.

We have also entered into separate indemnification agreements with each of our directors and officers under which we have agreed to indemnify, and to advance expenses to, each director and officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

Corporate Opportunities

Our Certificate of Incorporation provides, as permitted by the Delaware General Corporation Act, that our non-employee directors have no obligation to offer us a corporate opportunity to participate in business opportunities presented to them or their respective affiliates even if the opportunity is one that we might reasonably have pursued, unless such corporate opportunity is offered to such director in his or her capacity as a director of our company. Stockholders will be deemed to have notice of and consented to this provision of our Certificate of Incorporation.

Listing of Common Stock

We have applied to list our common stock on the New York Stock Exchange under the symbol “PCS.”

Item 12.	Indemnification of Directors and Officers

The information required by this item is contained under the section “Item 14 — Indemnification of Directors and Officers” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MetroPCS Communications, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of MetroPCS Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, as of January 1, 2006, the Company changed its method of accounting for employee stock-based compensation.

/s/  Deloitte & Touche LLP

Dallas, Texas
March 16, 2007

MetroPCS Communications, Inc. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 and 2005
(in thousands, except share and per share information)

	2006	2005

CURRENT ASSETS:
Cash and cash equivalents	$161,498	$112,709
Short-term investments	390,651	390,422
Restricted short-term investments	607	50
Inventories, net	92,915	39,431
Accounts receivable (net of allowance for uncollectible accounts of $1,950 and $2,383 at December 31, 2006 and 2005, respectively)	28,140	16,028
Prepaid expenses	33,109	21,430
Deferred charges	26,509	13,270
Deferred tax asset	815	2,122
Other current assets	24,283	16,640

Total current assets	758,527	612,102
Property and equipment, net	1,256,162	831,490
Restricted cash and investments	—	2,920
Long-term investments	1,865	5,052
FCC licenses	2,072,885	681,299
Microwave relocation costs	9,187	9,187
Other assets	54,496	16,931

Total assets	$4,153,122	$2,158,981

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$325,681	$174,220
Current maturities of long-term debt	16,000	2,690
Deferred revenue	90,501	56,560
Other current liabilities	3,447	2,147

Total current liabilities	435,629	235,617
Long-term debt, net	2,580,000	902,864
Deferred tax liabilities	177,197	146,053
Deferred rents	22,203	14,739
Redeemable minority interest	4,029	1,259
Other long-term liabilities	26,316	20,858

Total liabilities	3,245,374	1,321,390
COMMITMENTS AND CONTINGENCIES (See Note 10)
SERIES D CUMULATIVE CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED STOCK, par value $0.0001 per share, 4,000,000 shares designated, 3,500,993 shares issued and outstanding at December 31, 2006 and 2005; Liquidation preference of $447,388 and $426,382 at December 31, 2006 and 2005, respectively	443,368	421,889
SERIES E CUMULATIVE CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED STOCK, par value $0.0001 per share, 500,000 shares designated, 500,000 shares issued and outstanding at December 31, 2006 and 2005; Liquidation preference of $54,019 and $51,019 at December 31, 2006 and 2005, respectively	51,135	47,796
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $0.0001 per share, 25,000,000 shares authorized at December 31, 2006 and 2005, 4,000,000 of which have been designated as Series D Preferred Stock and 500,000 of which have been designated as Series E Preferred Stock; no shares of preferred stock other than Series D & E Preferred Stock (presented above) issued and outstanding at December 31, 2006 and 2005	—	—
Common Stock, par value $0.0001 per share, 300,000,000 shares authorized, 157,052,097 and 155,327,094 shares issued and outstanding at December 31, 2006 and 2005, respectively	16	15
Additional paid-in capital	166,315	149,584
Deferred compensation	—	(178)
Retained earnings	245,690	216,702
Accumulated other comprehensive income	1,224	1,783

Total stockholders’ equity	413,245	367,906

Total liabilities and stockholders’ equity	$4,153,122	$2,158,981

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS Communications, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands, except share and per share information)

	2006	2005	2004

REVENUES:
Service revenues	$1,290,947	$872,100	$616,401
Equipment revenues	255,916	166,328	131,849

Total revenues	1,546,863	1,038,428	748,250
OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization expense of $122,606, $81,196 and $57,572, shown separately below)	445,281	283,212	200,806
Cost of equipment	476,877	300,871	222,766
Selling, general and administrative expenses (exclusive of depreciation and amortization expense of $12,422, $6,699 and $4,629, shown separately below)	243,618	162,476	131,510
Depreciation and amortization	135,028	87,895	62,201
Loss (gain) on disposal of assets	8,806	(218,203)	3,209

Total operating expenses	1,309,610	616,251	620,492

Income from operations	237,253	422,177	127,758
OTHER EXPENSE (INCOME):
Interest expense	115,985	58,033	19,030
Accretion of put option in majority-owned subsidiary	770	252	8
Interest and other income	(21,543)	(8,658)	(2,472)
Loss (gain) on extinguishment of debt	51,518	46,448	(698)

Total other expense	146,730	96,075	15,868
Income before provision for income taxes	90,523	326,102	111,890
Provision for income taxes	(36,717)	(127,425)	(47,000)

Net income	53,806	198,677	64,890
Accrued dividends on Series D Preferred Stock	(21,006)	(21,006)	(21,006)
Accrued dividends on Series E Preferred Stock	(3,000)	(1,019)	—
Accretion on Series D Preferred Stock	(473)	(473)	(473)
Accretion on Series E Preferred Stock	(339)	(114)	—

Net income applicable to common stock	$28,988	$176,065	$43,411

Net income	$53,806	$198,677	$64,890
Other comprehensive income:
Unrealized losses on available-for-sale securities, net of tax	(1,211)	(28)	(240)
Unrealized gains on cash flow hedging derivatives, net of tax	1,959	1,914	—
Reclassification adjustment for gains and losses included in net income, net of tax	(1,307)	168	41

Comprehensive income	$53,247	$200,731	$64,691

Net income per common share: (See Note 17)
Net income per common share — basic	$0.11	$0.71	$0.18

Net income per common share — diluted	$0.10	$0.62	$0.15

Weighted average shares:
Basic	155,820,381	135,352,396	126,722,051

Diluted	159,696,608	153,610,589	150,633,686

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS Communications, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands, except share information)

							Accumulated
			Additional				Other
	Number		Paid-In	Subscriptions	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Receivable	Compensation	Earnings	Income (Loss)	Total

BALANCE, December 31, 2003	110,159,094	$11	$78,414	$(92)	$(4,154)	$(2,774)	$(72)	$71,333
Exercise of Common Stock options	635,928	—	416	—	—	—	—	416
Exercise of Common Stock warrants	19,501,020	2	42	—	—	—	—	44
Reverse stock split — fractional shares redeemed	(261)	—	—	—	—	—	—	—
Accrued interest on subscriptions receivable	—	—	6	(6)	—	—	—	—
Deferred stock-based compensation	—	—	9,606	—	(9,606)	—	—	—
Amortization of deferred stock-based compensation expense	—	—	—	—	10,429	—	—	10,429
Accrued dividends on Series D Preferred Stock	—	—	—	—	—	(21,006)	—	(21,006)
Accretion on Series D Preferred Stock	—	—	—	—	—	(473)	—	(473)
Net income	—	—	—	—	—	64,890	—	64,890
Unrealized loss on available-for-sale securities, net of reclassification adjustment and tax	—	—	—	—	—	—	(199)	(199)

BALANCE, December 31, 2004	130,295,781	$13	$88,484	$(98)	$(3,331)	$40,637	$(271)	$125,434

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS Communications, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity — (Continued)
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands, except share information)

							Accumulated
			Additional				Other
	Number		Paid-In	Subscriptions	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Receivable	Compensation	Earnings	Income (Loss)	Total

Common Stock issued	79,437	—	483	—	—	—	—	483
Exercise of Common Stock options	22,669,671	2	8,603	—	—	—	—	8,605
Exercise of Common Stock warrants	2,282,205	—	605	—	—	—	—	605
Accrued interest on subscriptions receivable	—	—	5	(5)	—	—	—	—
Proceeds from repayment of subscriptions receivable	—	—	—	103	—	—	—	103
Forfeiture of unvested stock compensation	—	—	(2,887)	—	2,887	—	—	—
Deferred stock-based compensation	—	—	2,330	—	(2,330)	—	—	—
Amortization of deferred stock-based compensation expense	—	—	—	—	2,596	—	—	2,596
Accrued dividends on Series D Preferred Stock	—	—	—	—	—	(21,006)	—	(21,006)
Accrued dividends on Series E Preferred Stock	—	—	—	—	—	(1,019)	—	(1,019)
Accretion on Series D Preferred Stock	—	—	—	—	—	(473)	—	(473)
Accretion on Series E Preferred Stock	—	—	—	—	—	(114)	—	(114)
Tax benefits from the exercise of Common Stock options	—	—	51,961	—	—	—	—	51,961
Net income	—	—	—	—	—	198,677	—	198,677
Unrealized losses on available-for-sale securities, net of tax	—	—	—	—	—	—	(28)	(28)
Reclassification adjustment for losses included in net income, net of tax	—	—	—	—	—	—	168	168
Unrealized gain on cash flow hedging derivative, net of tax	—	—	—	—	—	—	1,914	1,914

BALANCE, December 31, 2005	155,327,094	$15	$149,584	$—	$(178)	$216,702	$1,783	$367,906

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS Communications, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity — (Continued)
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands, except share information)

							Accumulated
			Additional				Other
	Number		Paid-In	Subscriptions	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Receivable	Compensation	Earnings	Income (Loss)	Total

Common Stock issued	49,725	—	314	—	—	—	—	314
Exercise of Common Stock options	1,148,328	1	2,743	—	—	—	—	2,744
Exercise of Common Stock warrants	526,950	—	—	—	—	—	—	—
Reversal of deferred compensation upon adoption of SFAS No. 123(R)	—	—	(178)	—	178	—	—	—
Stock-based compensation	—	—	14,472	—	—	—	—	14,472
Accrued dividends on Series D Preferred Stock	—	—	—	—	—	(21,006)	—	(21,006)
Accrued dividends on Series E Preferred Stock	—	—	—	—	—	(3,000)	—	(3,000)
Accretion on Series D Preferred Stock	—	—	—	—	—	(473)	—	(473)
Accretion on Series E Preferred Stock	—	—	—	—	—	(339)	—	(339)
Reduction due to the tax impact of Common Stock option forfeitures	—	—	(620)	—	—	—	—	(620)
Net income	—	—	—	—	—	53,806	—	53,806
Unrealized losses on available-for-sale securities, net of tax	—	—	—	—	—	—	(1,211)	(1,211)
Unrealized gains on cash flow hedging derivatives, net of tax	—	—	—	—	—	—	1,959	1,959
Reclassification adjustment for gains included in net income, net of tax	—	—	—	—	—	—	(1,307)	(1,307)

BALANCE, December 31, 2006	157,052,097	$16	$166,315	$—	$—	$245,690	$1,224	$413,245

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS Communications, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands)

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$53,806	$198,677	$64,890
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	135,028	87,895	62,201
Provision for uncollectible accounts receivable	31	129	125
Deferred rent expense	7,464	4,407	3,466
Cost of abandoned cell sites	3,783	725	1,021
Stock-based compensation expense	14,472	2,596	10,429
Non-cash interest expense	6,964	4,285	2,889
Loss (gain) on disposal of assets	8,806	(218,203)	3,209
Loss (gain) on extinguishment of debt	51,518	46,448	(698)
(Gain) loss on sale of investments	(2,385)	(190)	576
Accretion of asset retirement obligation	769	423	253
Accretion of put option in majority-owned subsidiary	770	252	8
Deferred income taxes	32,341	125,055	44,441
Changes in assets and liabilities:
Inventories	(53,320)	(5,717)	(16,706)
Accounts receivable	(12,143)	(7,056)	(714)
Prepaid expenses	(6,538)	(2,613)	(1,933)
Deferred charges	(13,239)	(4,045)	(2,727)
Other assets	(9,231)	(5,580)	(2,243)
Accounts payable and accrued expenses	108,492	41,204	(31,304)
Deferred revenue	33,957	16,071	10,317
Other liabilities	3,416	(1,547)	2,879

Net cash provided by operating activities	364,761	283,216	150,379
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(550,749)	(266,499)	(250,830)
Change in prepaid purchases of property and equipment	(5,262)	(11,800)	—
Proceeds from sale of property and equipment	3,021	146	—
Purchase of investments	(1,269,919)	(739,482)	(158,672)
Proceeds from sale of investments	1,272,424	386,444	307,220
Change in restricted cash and investments	2,406	(107)	(1,511)
Purchases of and deposits for FCC licenses	(1,391,586)	(503,930)	(87,025)
Proceeds from sale of FCC licenses	—	230,000	—
Microwave relocation costs	—	—	(63)

Net cash used in investing activities	(1,939,665)	(905,228)	(190,881)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in book overdraft.	11,368	(565)	5,778
Payment upon execution of cash flow hedging derivative	—	(1,899)	—
Proceeds from bridge credit agreements	1,500,000	540,000	—
Proceeds from Senior Secured Credit Facility	1,600,000	—	—
Proceeds from 9 1/4% Senior Notes Due 2014	1,000,000	—	—
Proceeds from Credit Agreements	—	902,875	—
Proceeds from short-term notes payable	—	—	1,703
Debt issuance costs	(58,789)	(29,480)	(164)
Repayment of debt	(2,437,985)	(754,662)	(14,215)
Proceeds from minority interest in majority-owned subsidiary	2,000	—	1,000
Proceeds from termination of cash flow hedging derivative	4,355	—	—
Proceeds from repayment of subscriptions receivable	—	103	—
Proceeds from issuance of preferred stock, net of issuance costs	—	46,662	5
Proceeds from exercise of stock options and warrants	2,744	9,210	460

Net cash provided by (used in) financing activities	1,623,693	712,244	(5,433)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	48,789	90,232	(45,935)
CASH AND CASH EQUIVALENTS, beginning of period	112,709	22,477	68,412

CASH AND CASH EQUIVALENTS, end of period	$161,498	$112,709	$22,477

The accompanying notes are integral part of these consolidated financial statements.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1.	Organization and Business Operations:

MetroPCS Communications, Inc. (“MetroPCS”), a Delaware corporation, together with its consolidated subsidiaries (the “Company”), is a wireless telecommunications carrier that offers wireless broadband personal communication services (“PCS”) as of December 31, 2006, primarily in the metropolitan areas of Atlanta, Dallas/Ft. Worth, Detroit, Miami, San Francisco, Sacramento and Tampa/Sarasota/Orlando. The Company launched service in the Dallas/Ft. Worth metropolitan area in March 2006, the Detroit metropolitan area in April 2006 and the Orlando metropolitan area in November 2006. The Company initiated the commercial launch of its first market in January 2002. The Company sells products and services to customers through Company-owned retail stores as well as through relationships with independent retailers.

On February 25, 2004, MetroPCS, Inc. formed MetroPCS, a new wholly-owned subsidiary. In July 2004, MetroPCS, Inc. merged with a new wholly-owned subsidiary of MetroPCS pursuant to a transaction that resulted in all of the capital stock (and the options and warrants related thereto) of MetroPCS, Inc. converting into capital stock (and options and warrants) of MetroPCS on a one-for-one basis, and MetroPCS, Inc. became a wholly-owned subsidiary of MetroPCS. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3,” the Company has accounted for the transactions as a change in reporting entity.

Prior to December 31, 2005, MetroPCS qualified as a very small business designated entity (“DE”). MetroPCS met the DE control requirements of the Federal Communications Commission (“FCC”) by issuing Class A Common Stock entitling its holders to 50.1% of the stockholders’ votes and the right to designate directors holding a majority of the voting power of MetroPCS’ Board of Directors. During 2005, MetroPCS was no longer required to maintain its eligibility as a DE. In accordance with the existing shareholder agreement, the Class A Common Stock automatically converted into common stock of MetroPCS on December 31, 2005 on a one-for-one basis and the holders of the Class A Common Stock relinquished affirmative control of MetroPCS (See Note 13).

On November 24, 2004, MetroPCS, through its wholly-owned subsidiaries and C9 Wireless, LLC, an independent third-party, formed a limited liability company called Royal Street Communications, LLC (“Royal Street Communications”), to bid on spectrum auctioned by the FCC in Auction No. 58. The Company owns 85% of the limited liability company member interest of Royal Street Communications, but may only elect two of the five members of Royal Street Communications’ management committee (See Note 3). The consolidated financial statements include the balances and results of operations of MetroPCS and its wholly-owned subsidiaries as well as the balances and results of operations of Royal Street Communications and its wholly-owned subsidiaries (collectively, “Royal Street”). The Company consolidates its interest in Royal Street in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46-R, “Consolidation of Variable Interest Entities,” (“FIN 46(R)”). Royal Street qualifies as a variable interest entity under FIN 46(R) because the Company is the primary beneficiary of Royal Street and will absorb all of Royal Street’s expected losses. The redeemable minority interest in Royal Street is included in long-term liabilities. All intercompany accounts and transactions between the Company and Royal Street have been eliminated in the consolidated financial statements.

On March 14, 2007, the Company’s Board of Directors approved a 3 for 1 stock split of the Company’s common stock effected by means of a stock dividend of two shares of common stock for each share of common stock issued and outstanding on that date. All share, per share and conversion amounts relating to common stock and stock options included in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

2.	Summary of Significant Accounting Policies:

Consolidation

The accompanying consolidated financial statements include the balances and results of operations of MetroPCS and its wholly- and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Operating Segments

SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information,” (“SFAS No. 131”), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. At December 31, 2006, the Company had eight operating segments based on geographic regions within the United States: Atlanta, Dallas/Ft. Worth, Detroit, Miami, San Francisco, Sacramento, Tampa/Sarasota/Orlando, and Los Angeles. The Company aggregates its operating segments into two reportable segments: Core Markets and Expansion Markets (See Note 18).

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant of such estimates used by the Company include:

•	allowance for uncollectible accounts receivable;

•	valuation of inventories;

•	estimated useful life of assets;

•	impairment of long-lived assets and indefinite-lived assets;

•	likelihood of realizing benefits associated with temporary differences giving rise to deferred tax assets;

•	reserves for uncertain tax positions;

•	estimated customer life in terms of amortization of certain deferred revenue;

•	valuation of common stock; and

•	stock-based compensation expense.

Derivative Instruments and Hedging Activities

The Company accounts for its hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS No. 133”). The standard requires the Company to recognize all derivatives on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or on the accompanying consolidated balance sheets in accumulated other comprehensive income depending on the type of hedged transaction and whether the derivative is designated and effective as part of a hedged transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive income must be reclassified to earnings in the period in which earnings are affected by the underlying hedged transaction and the ineffective portion of all hedges must be recognized in earnings in the current period. The Company’s use of derivative financial instruments is discussed in Note 5.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Cash and Cash Equivalents

The Company includes as cash and cash equivalents (i) cash on hand, (ii) cash in bank accounts, (iii) investments in money market funds, and (iv) corporate bonds with an original maturity of 90 days or less.

Short-Term Investments

The Company’s short-term investments consist of securities classified as available-for-sale, which are stated at fair value. The securities include corporate and government bonds with an original maturity of over 90 days and auction rate securities. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are reported in accumulated other comprehensive income, a component of stockholders’ equity, until realized. The estimated fair values of investments are based on quoted market prices as of the end of the reporting period (See Note 4).

Inventories

Substantially all of the Company’s inventories are stated at the lower of average cost or market. Inventories consist mainly of handsets that are available for sale to customers and independent retailers.

Allowance for Uncollectible Accounts Receivable

The Company maintains allowances for uncollectible accounts for estimated losses resulting from the inability of independent retailers to pay for equipment purchases and for amounts estimated to be uncollectible from other carriers. The following table summarizes the changes in the Company’s allowance for uncollectible accounts (in thousands):

	2006	2005	2004

Balance at beginning of period	$2,383	$2,323	$962
Additions:
Charged to costs and expenses	31	129	125
Direct reduction to revenue and other accounts	929	1,211	2,804
Deductions	(1,393)	(1,280)	(1,568)

Balance at end of period	$1,950	$2,383	$2,323

Prepaid Expenses

Prepaid expenses consisted of the following (in thousands):

	2006	2005

Prepaid vendor purchases	$16,898	$11,801
Prepaid rent	9,089	6,347
Prepaid maintenance and support contracts	1,846	1,393
Prepaid insurance	3,047	1,020
Other	2,229	869

Prepaid expenses	$33,109	$21,430

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	2006	2005

Construction-in-progress	$193,856	$98,078
Network infrastructure	1,329,986	905,924
Office equipment	31,065	17,059
Leasehold improvements	21,721	16,608
Furniture and fixtures	5,903	4,000
Vehicles	207	118

	1,582,738	1,041,787
Accumulated depreciation	(326,576)	(210,297)

Property and equipment, net	$1,256,162	$831,490

Property and equipment are stated at cost. Additions and improvements are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred. When the Company sells, disposes of or retires property and equipment, the related gains or losses are included in operating results. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service, which are ten years for network infrastructure assets, three to seven years for office equipment, which includes computer equipment, three to seven years for furniture and fixtures and five years for vehicles. Leasehold improvements are amortized over the shorter of the remaining term of the lease and any renewal periods reasonably assured or the estimated useful life of the improvement. Maintenance and repair costs are charged to expense as incurred. The Company follows the provisions of SFAS No. 34, “Capitalization of Interest Cost,” with respect to its FCC licenses and the related construction of its network infrastructure assets. Capitalization commences with pre-construction period administrative and technical activities, which includes obtaining leases, zoning approvals and building permits, and ceases at the point in which the asset is ready for its intended use, which generally coincides with the market launch date. For the years ended December 31, 2006, 2005 and 2004, the Company capitalized interest in the amount of $17.5 million, $3.6 million and $2.9 million, respectively.

Restricted Cash and Investments

Restricted cash and investments consist of money market instruments and short-term investments. In general, these investments are pledged as collateral against letters of credit used as security for payment obligations and are presented as current or non-current assets based on the terms of the underlying letters of credit.

Revenues and Cost of Service

The Company’s wireless services are provided on a month-to-month basis and are paid in advance. Revenues from wireless services are recognized as services are rendered. Amounts received in advance are recorded as deferred revenue. Long-term deferred revenue is included in other long-term liabilities. Cost of service generally includes direct costs of operating the Company’s networks.

Effective July 1, 2003, the Company adopted Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” (“EITF No. 00-21”). The consensus also supersedes certain guidance set forth in U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Number 101, “Revenue Recognition in Financial Statements,” (“SAB 101”). SAB 101 was amended

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

in December 2003 by Staff Accounting Bulletin Number 104, “Revenue Recognition,” (“SAB 104”). The consensus addresses the accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting and the consideration received is allocated among the separate units of accounting based on their relative fair values.

The Company determined that the sale of wireless services through its direct and indirect sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EITF No. 00-21, the Company began dividing these arrangements into separate units of accounting, and allocating the consideration between the handset and the wireless service based on their relative fair values. Consideration received for the handset is recognized as equipment revenue when the handset is delivered and accepted by the customer. Consideration received for the wireless service is recognized as service revenues when earned.

Equipment revenues arise from the sale of handsets and accessories. Revenues and related costs from the sale of handsets in the direct retail locations are recognized at the point of sale. Handsets shipped to independent retailers are recorded as deferred revenue and deferred cost upon shipment by the Company and are recognized as equipment revenues and related costs when service is activated by its customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment.

Sales incentives offered without charge to customers related to the sale of handsets are recognized as a reduction of revenue when the related equipment revenue is recognized. At December 31, 2005, customers had the right to return handsets within 7 days or 60 minutes of usage, whichever occurred first. In January 2006, the Company expanded the terms of its return policy to allow customers the right to return handsets within 30 days or 60 minutes of usage, whichever occurs first.

Software Costs

In accordance with Statement of Position (“SOP”) 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” (“SOP 98-1”), certain costs related to the purchase of internal use software are capitalized and amortized over the estimated useful life of the software. For the years ended December 31, 2006, 2005 and 2004, the Company capitalized approximately $8.8 million, $2.7 million and $0.9 million, respectively, of purchased software costs under SOP 98-1, that is being amortized over a three-year life. The Company amortized computer software costs of approximately $2.8 million, $0.8 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Capitalized software costs are classified as office equipment.

FCC Licenses and Microwave Relocation Costs

The Company operates broadband PCS networks under licenses granted by the FCC for a particular geographic area on spectrum allocated by the FCC for broadband PCS services. In addition, in November 2006, the Company acquired a number of advanced wireless services (“AWS”) licenses which can be used to provide services comparable to the PCS services provided by the Company, and other advanced wireless services. The PCS licenses included the obligation to relocate existing fixed microwave users of the Company’s licensed spectrum if the Company’s spectrum interfered with their systems and/or reimburse other carriers (according to FCC rules) that relocated prior users if the relocation benefits the Company’s system. Additionally, the Company incurred costs related to microwave relocation in constructing its PCS network. The PCS and AWS licenses and microwave relocation costs are recorded at cost. Although PCS licenses are issued with a stated term, ten years in the case of the PCS licenses and fifteen years in the case of the AWS licenses, the renewal of PCS and AWS licenses is generally a routine matter without substantial cost and the

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Company has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its PCS and AWS licenses. As such, under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize PCS and AWS licenses and microwave relocation costs as they are considered to have indefinite lives and together represent the cost of the Company’s spectrum. The Company is required to test indefinite-lived intangible assets, consisting of PCS and AWS licenses and microwave relocation costs, for impairment on an annual basis based upon a fair value approach. Indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. The Company completed its impairment tests during the third quarter and no impairment has been recognized through December 31, 2006.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising costs totaled $46.4 million, $25.6 million and $22.2 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

The Company records income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”). SFAS No. 109 uses an asset and liability approach to account for income taxes, wherein deferred taxes are provided for book and tax basis differences for assets and liabilities. In the event differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities result in deferred tax assets, a valuation allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company’s ability to recognize the benefits of the assets in future years.

The Company establishes reserves when, despite the belief that the Company’s tax return positions are fully supportable, the Company believes that certain positions it has taken might be challenged and ultimately might not be sustained. These potential exposures result from the varying applications of statutes, rules, regulations and interpretations. The Company’s tax contingency reserves contain assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. While the Company adjusts these reserves in light of changing facts and circumstances, the ultimate resolution of these matters may be greater or less than the amount we have accrued. The Company’s effective tax rate includes the impact of reserve positions and changes to reserves that the Company considers appropriate. A number of years may elapse before a particular matter, for which the Company has established a reserve, is finally resolved. Unfavorable settlement of any particular issue may require the use of cash and may increase the effective rate in the year of resolution. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution. Other long-term liabilities included tax reserves in the amount of $19.5 million and $17.1 million as of December 31, 2006 and 2005, respectively. Accounts payable and accrued expenses included tax reserves in the amount of $4.4 and $4.1 million as of December 31, 2006 and 2005, respectively (See Note 16).

Other Comprehensive Income

Unrealized gains and losses on available-for-sale securities and cash flow hedging derivatives are reported in accumulated other comprehensive income as a separate component of stockholders’ equity until realized. Realized gains and losses on available-for-sale securities are included in interest and other income. Gains or losses on cash flow hedging derivatives reported in accumulated other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged transaction.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” (“SFAS No. 123(R)”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations (“APB No. 25”). Prior to the first quarter of 2006, the Company measured stock-based compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, as allowed by SFAS No. 123. The Company elected the modified prospective transition method. Under that transition method, compensation expense recognized beginning on that date includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Although there was no material impact on the Company’s financial position, results of operations or cash flows from the adoption of SFAS No. 123(R), the Company reclassified all deferred equity compensation on the consolidated balance sheet to additional paid-in capital upon its adoption. The period prior to the adoption of SFAS No. 123(R) does not reflect any restated amounts.

The following table illustrates the effect on net income applicable to common stock (in thousands, except per share data) and net income per common share as if the Company had elected to recognize compensation costs based on the fair value at the date of grant for the Company’s common stock awards consistent with the provisions of SFAS No. 123 (See Note 14 for assumptions used in the fair value method):

	2005	2004

Net income applicable to common stock — as reported	$176,065	$43,411
Add: Amortization of deferred compensation determined under the intrinsic method for employee stock awards, net of tax	1,584	6,036
Less: Total stock-based employee compensation expense determined under the fair value method for employee stock awards, net of tax	(3,227)	(5,689)

Net income applicable to common stock — pro forma	$174,422	$43,758

Basic net income per common share:
As reported	$0.71	$0.18

Pro forma	$0.70	$0.18

Diluted net income per common share:
As reported	$0.62	$0.15

Pro forma	$0.62	$0.15

The pro forma amounts presented above may not be representative of the future effects on reported net income since the pro forma compensation expense is allocated over the periods in which options become exercisable, and new option awards may be granted each year.

Asset Retirement Obligations

The Company accounts for asset retirement obligations as determined by SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” (“FIN No. 47”). SFAS No. 143 and FIN No. 47 address financial accounting and reporting for legal obligations associated with

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

the retirement of tangible long-lived assets and the related asset retirement costs. SFAS No. 143 requires that companies recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Company is subject to asset retirement obligations associated with its cell site operating leases, which are subject to the provisions of SFAS No. 143 and FIN No. 47. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term to its original condition, creating an asset retirement obligation. This liability is classified under other long-term liabilities. Landlords may choose not to exercise these rights as cell sites are considered useful improvements. In addition to cell site operating leases, the Company has leases related to switch site, retail, and administrative locations subject to the provisions of SFAS No. 143 and FIN No. 47.

The following table summarizes the Company’s asset retirement obligation transactions (in thousands):

	2006	2005

Beginning asset retirement obligations	$3,522	$1,893
Liabilities incurred	2,394	1,206
Accretion expense	769	423

Ending asset retirement obligations	$6,685	$3,522

Earnings Per Share

Basic earnings per share (“EPS”) are based upon the weighted average number of common shares outstanding for the period. Diluted EPS is computed in the same manner as EPS after assuming issuance of common stock for all potentially dilutive equivalent shares, whether exercisable or not.

The Series D Preferred Stock and Series E Preferred Stock (collectively, the “preferred stock”) are participating securities, such that in the event a dividend is declared or paid on the common stock, the Company must simultaneously declare and pay a dividend on the preferred stock as if they had been converted into common stock. In accordance with EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” (“EITF 03-6”), the preferred stock is considered a “participating security” for purposes of computing earnings or loss per common share and, therefore, the preferred stock is included in the computation of basic and diluted earnings per common share using the two-class method, except during periods of net losses. When determining basic earnings per common share under EITF 03-6, undistributed earnings for a period are allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all of the earnings for the period had been distributed.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140,” (“SFAS No. 155”). SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends FASB Statement No. 140 to eliminate the prohibition

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this statement did not have any impact on the financial condition or results of operations of the Company.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140,” (“SFAS No. 156”). SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under SFAS No. 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of SFAS No. 156 is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement did not have any impact on the financial condition or results of operations of the Company.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. FIN No. 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. While the Company’s analysis of the impact of this Interpretation is not yet completed, the Company does not anticipate it will have a material effect on the financial condition or results of operations of the Company.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements,” (“SAB 108”), which addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies may record the effect as a cumulative effect adjustment to beginning of year retained earnings. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company adopted this interpretation as of December 31, 2006. The adoption of this statement did not have any impact on the financial condition or results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS No. 157 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS No. 159 on January 1, 2008. The Company has not completed its evaluation of the effect of SFAS No. 159.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

3.	Majority-Owned Subsidiary:

On November 24, 2004, MetroPCS, through its wholly-owned subsidiaries, together with C9 Wireless, LLC, an independent, unaffiliated third-party, formed a limited liability company, Royal Street Communications, that qualified to bid for closed licenses and to receive bidding credits as a very small business on open licenses in FCC Auction No. 58. MetroPCS indirectly owns 85% of the limited liability company member interest of Royal Street Communications, but may elect only two of five members of the Royal Street Communications’ management committee, which has the full power to direct the management of Royal Street. Royal Street Communications has formed limited liability company subsidiaries which hold all licenses won in Auction No. 58. At Royal Street Communications’ request and subject to Royal Street Communications’ control and direction, MetroPCS is assisting in the construction of Royal Street’s networks and has agreed to purchase, via a resale arrangement, as much as 85% of the engineered service capacity of Royal Street’s networks. The consolidated financial statements include the balances and results of operations of MetroPCS and its wholly-owned subsidiaries as well as the balances and results of operations of Royal Street. The Company consolidates its interest in Royal Street in accordance with FIN 46(R). Royal Street qualifies as a variable interest entity under FIN 46(R) because the Company is the primary beneficiary of Royal Street and will absorb all of Royal Street’s expected losses. Royal Street does not guarantee MetroPCS Wireless, Inc.’s (“Wireless”) obligations under its senior secured credit facility, pursuant to which Wireless may borrow up to $1.7 billion, as amended, (the “Senior Secured Credit Facility”) and its $1.0 billion of 9 1/4% Senior Notes due 2014 (the “9 1/4% Senior Notes”). See the “non-guarantor subsidiaries” information in Note 19 for the financial position and results of operations of Royal Street. C9 Wireless, LLC, a beneficial interest holder in Royal Street, has no recourse to the general credit of MetroPCS. All intercompany accounts and transactions between the Company and Royal Street have been eliminated in the consolidated financial statements.

C9 Wireless, LLC has a right to put its interests in Royal Street Communications to the Company at specific future dates based on a contractually determined amount (the “Put Right”). The Put Right represents an unconditional obligation of MetroPCS and its wholly-owned subsidiaries to purchase Royal Street Communications interests from C9 Wireless, LLC. In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” this obligation is recorded as a liability and is measured at each reporting date at the amount of cash that would be required to settle the obligation under the contract terms if settlement occurred at the reporting date.

4.	Short-Term Investments:

Short-term investments consisted of the following (in thousands):

	2006
		Gross	Gross	Aggregate
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

United States government and agencies	$2,000	$—	$(15)	$1,985
Auction rate securities	290,055	—	(30)	290,025
Corporate bonds	98,428	213	—	98,641

Total short-term investments	$390,483	$213	$(45)	$390,651

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

	2005
		Gross	Gross	Aggregate
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

United States government and agencies	$28,999	$—	$(241)	$28,758
Auction rate securities	333,819	—	—	333,819
Corporate bonds	27,788	57	—	27,845

Total short-term investments	$390,606	$57	$(241)	$390,422

The cost and aggregate fair values of short-term investments by contractual maturity at December 31, 2006 were as follows (in thousands):

		Aggregate
	Amortized	Fair
	Cost	Value

Less than one year	$215,618	$215,801
Due in 1 - 2 years	—	—
Due in 2 - 5 years	—	—
Due after 5 years	174,865	174,850

Total	$390,483	$390,651

5.	Derivative Instruments and Hedging Activities:

On June 27, 2005, Wireless entered into a three-year interest rate cap agreement, as required by its First Lien Credit Agreement, maturing May 31, 2011, and Second Lien Credit Agreement maturing May 31, 2012, (collectively, the “Credit Agreements”), to mitigate the impact of interest rate changes. An interest rate cap represents a right to receive cash if interest rates rise above a contractual strike rate. At December 31, 2005, the interest rate cap agreement has a notional value of $450.0 million and Wireless will receive payments on a semiannual basis if the six-month LIBOR interest rate exceeds 3.75% through January 1, 2007 and 6.00% through the agreement maturity date of July 1, 2008. Wireless paid $1.9 million upon execution of the interest rate cap agreement. This financial instrument is reported in long-term investments at fair market value, which was $5.1 million as of December 31, 2005. The change in fair value of $3.2 million is reported in accumulated other comprehensive income in the consolidated balance sheets, net of income taxes in the amount of $1.3 million. On November 21, 2006, Wireless terminated its interest rate cap agreement and received proceeds of approximately $4.3 million upon termination of the agreement. The proceeds from the termination of the agreement approximated its carrying value. The remaining unrealized gain associated with the interest rate cap agreement was reclassified out of accumulated other comprehensive income into earnings as a reduction of interest expense.

On November 21, 2006, Wireless entered into a three-year interest rate protection agreement to manage the Company’s interest rate risk exposure and fulfill a requirement of Wireless’ Senior Secured Credit Facility. The agreement covers a notional amount of $1.0 billion and effectively converts this portion of Wireless’ variable rate debt to fixed rate debt. The quarterly interest settlement periods begin on February 1, 2007. The interest rate protection agreement expires on February 1, 2010. This financial instrument is reported in long-term investments at fair market value, which was approximately $1.9 million as of December 31, 2006. The change in fair value of $1.9 million is reported in accumulated other comprehensive income in the consolidated balance sheets, net of income taxes in the amount of approximately $0.8 million.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

The interest rate protection agreement has been designated as a cash flow hedge. If a derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting under the provisions of SFAS No. 133, the effective portion of the change in fair value of the derivative is recorded in accumulated other comprehensive income and reclassified to interest expense in the period in which the hedged transaction affects earnings. The ineffective portion of the change in fair value of a derivative qualifying for hedge accounting is recognized in earnings in the period of the change.

At inception of the hedge and quarterly thereafter, the Company performs an assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged transaction. If at any time subsequent to the inception of the hedge, the assessment indicates that the derivative is no longer highly effective as a hedge, the Company will discontinue hedge accounting and recognize all subsequent derivative gains and losses in results of operations.

6.	Intangible Assets:

The changes in the carrying value of intangible assets during the years ended December 31, 2006 and 2005 are as follows (in thousands):

		Microwave
		Relocation
	FCC Licenses	Costs

Balance at December 31, 2004	$154,144	$9,566
Additions	528,930	—
Reductions	(1,775)	(379)

Balance at December 31, 2005	$681,299	$9,187
Additions	1,391,586	—

Balance at December 31, 2006	$2,072,885	$9,187

FCC licenses represent the 14 C-Block PCS licenses acquired by the Company in the FCC auction in May 1996, the AWS licenses acquired in FCC Auction 66 and licenses acquired from other carriers. FCC licenses also represent licenses acquired in 2005 by Royal Street in Auction No. 58.

The grant of the licenses by the FCC subjects the Company to certain FCC ongoing ownership restrictions. Should the Company cease to continue to qualify under such ownership restrictions, the PCS and AWS licenses may be subject to revocation or require the payment of fines or forfeitures. All FCC licenses held by the Company will expire ten years for PCS licenses and fifteen years for AWS licenses from the initial date of grant of the license by the FCC; however, the FCC rules provide for renewal. Such renewals generally are granted routinely without substantial cost.

On April 19, 2004, the Company acquired four PCS licenses for an aggregate purchase price of $11.5 million. The PCS licenses cover 15 MHz of spectrum in each of the basic trading areas of Modesto, Merced, Eureka, and Redding, California.

On October 29, 2004, the Company acquired two PCS licenses for an aggregate purchase price of $43.5 million. The PCS licenses cover 10 MHz of spectrum in each of the basic trading areas of Tampa-St. Petersburg-Clearwater, Florida, and Sarasota-Bradenton, Florida.

On November 28, 2004, the Company executed a license purchase agreement by which the Company agreed to acquire 10 MHz of spectrum in the basic trading area of Detroit, Michigan and certain counties of the basic trading area of Dallas/Ft. Worth, Texas for $230.0 million.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

On December 20, 2004, the Company acquired a PCS license for a purchase price of $8.5 million. The PCS license covers 20 MHz of spectrum in the basic trading area of Daytona Beach, Florida.

On May 11, 2005, the Company completed the sale of a 10 MHz portion of its 30 MHz PCS license in the San Francisco-Oakland-San Jose, California basic trading area for cash consideration of $230.0 million. The sale was structured as a like-kind exchange under Section 1031 of the Internal Revenue Code of 1986, as amended, through which the Company’s right, title and interest in and to the divested spectrum was exchanged for the spectrum acquired in Dallas/Ft. Worth, Texas and Detroit, Michigan through a license purchase agreement for an aggregate purchase price of $230.0 million. The purchase of the spectrum in Dallas/Ft. Worth and Detroit was accomplished in two steps with the first step of the exchange occurring on February 23, 2005 and the second step occurring on May 11, 2005 when the Company consummated the sale of 10 MHz of spectrum for the San Francisco-Oakland-San Jose basic trading area. The sale of spectrum resulted in a gain on disposal of asset in the amount of $228.2 million.

On July 7, 2005, the Company acquired a 10 MHz F-Block PCS license for Grayson and Fannin counties in the basic trading area of Sherman-Denison, Texas for an aggregate purchase price of $0.9 million.

On August 12, 2005, the Company closed on the purchase of a 10 MHz F-Block PCS license in the basic trading area of Bakersfield, California for an aggregate purchase price of $4.0 million.

On December 21, 2005, the FCC granted Royal Street 10 MHz of spectrum in the Los Angeles, California; Orlando, Lakeland-Winter Haven, Jacksonville, Melbourne-Titusville, and Gainesville, Florida basic trading areas. Royal Street, as the high bidder in Auction No. 58, had previously paid approximately $294.0 million to the FCC for these PCS licenses.

On November 29, 2006, the Company was granted AWS licenses as a result of FCC Auction 66, for a total aggregate purchase price of approximately $1.4 billion. These new licenses cover six of the 25 largest metropolitan areas in the United States. The east coast expansion opportunities include the entire east coast corridor from Philadelphia to Boston, including New York City, as well as the entire states of New York, Connecticut and Massachusetts. In the western United States, the new expansion opportunities include the San Diego, Portland, Seattle and Las Vegas metropolitan areas. The balance supplements or expands the geographic boundaries of the Company’s existing operations in Dallas/Ft. Worth, Detroit, Los Angeles, San Francisco and Sacramento.

On February 21, 2007, the FCC granted the Company’s applications for the renewal of its 14 C-Block PCS licenses acquired in the FCC auction in May 1996, as well as the applications for the renewal of certain other licenses subsequently acquired from other carriers.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

7.	Accounts Payable and Accrued Expenses:

Accounts payable and accrued expenses consisted of the following (in thousands):

	2006	2005

Accounts payable	$90,084	$29,430
Book overdraft.	21,288	9,920
Accrued accounts payable	111,974	69,611
Accrued liabilities	9,405	7,590
Payroll and employee benefits	20,645	12,808
Accrued interest	24,529	17,578
Taxes, other than income	42,882	23,211
Income taxes	4,874	4,072

Accounts payable and accrued expenses	$325,681	$174,220

8.	Long-Term Debt:

Long-term debt consisted of the following (in thousands):

	2006	2005

Microwave relocation obligations	$—	$2,690
Credit Agreements	—	900,000
9 1/4% Senior Notes	1,000,000	—
Senior Secured Credit Facility	1,596,000	—

Total	2,596,000	902,690
Add: unamortized premium on debt	—	2,864

Total debt	2,596,000	905,554
Less: current maturities	(16,000)	(2,690)

Total long-term debt	$2,580,000	$902,864

Maturities of the principal amount of long-term debt at face value are as follows (in thousands):

For the Year Ending December 31,

2007	$16,000
2008	16,000
2009	16,000
2010	16,000
2011	16,000
Thereafter	2,516,000

Total	$2,596,000

Bridge Credit Agreement

In February 2005, Wireless entered into a secured bridge credit facility, dated as of February 22, 2005 (as amended, the “Bridge Credit Agreement”). The aggregate credit commitments available and funded under the

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Bridge Credit Agreement totaled $540.0 million. In May 2005, Wireless repaid the aggregate outstanding principal balance under the Bridge Credit Agreement of $540.0 million and accrued interest of $8.7 million. As a result, Wireless recorded a loss on extinguishment of debt in the amount of $10.4 million.

FCC Debt

On March 2, 2005, in connection with the sale of 10 MHz of spectrum in the San Francisco-Oakland-San Jose, California basic trading area, the Company repaid the outstanding principal balance of $12.2 million in debt payable to the FCC. This debt was incurred in connection with the original acquisition of the 30 MHz of spectrum for the San Francisco-Oakland-San Jose basic trading area. The repayment resulted in a loss on extinguishment of debt of $0.9 million.

On May 31, 2005, the Company repaid the remaining outstanding principal balance of $15.7 million in debt payable to the FCC. This debt was incurred in connection with the acquisition by the Company of its original PCS licenses in the FCC auction in May 1996. The repayment resulted in a loss on extinguishment of debt of $1.0 million.

$150 Million 10 3/4% Senior Notes

On September 29, 2003, MetroPCS, Inc. completed the sale of $150.0 million of 10 3/4% Senior Notes due 2011 (the “10 3/4% Senior Notes”). On May 10, 2005, holders of all of the 10 3/4% Senior Notes tendered their 10 3/4% Senior Notes in response to MetroPCS, Inc.’s cash tender offer and consent solicitation. As a result, MetroPCS, Inc. executed a supplemental indenture governing the 10 3/4% Senior Notes to eliminate substantially all of the restrictive covenants and event of default provisions in the indenture, to amend other provisions of the indenture, and to waive any and all defaults and events of default that may have existed under the indenture. On May 31, 2005, MetroPCS, Inc. purchased all of its outstanding 10 3/4% Senior Notes in the tender offer. MetroPCS, Inc. paid the holders of the 10 3/4% Senior Notes $178.9 million plus accrued interest of $2.7 million in the tender offer, resulting in a loss on extinguishment of debt of $34.0 million.

First and Second Lien Credit Agreements

On May 31, 2005, MetroPCS, Inc. and Wireless, both wholly-owned subsidiaries of MetroPCS, entered into the Credit Agreements, which provided for total borrowings of up to $900.0 million. On May 31, 2005, Wireless borrowed $500.0 million under the First Lien Credit Agreement and $250.0 million under the Second Lien Credit Agreement. On December 19, 2005, Wireless entered into amendments to the Credit Agreements and borrowed an additional $50.0 million under the First Lien Credit Agreement and an additional $100.0 million under the Second Lien Credit Agreement.

On November 3, 2006, Wireless paid the lenders under the Credit Agreements $931.5 million, which included a premium of approximately $31.5 million, plus accrued interest of $8.6 million to extinguish the aggregate outstanding principal balance under the Credit Agreements. The repayment resulted in a loss on extinguishment of debt in the amount of approximately $42.7 million.

$1.25 Billion Exchangeable Senior Secured Credit Agreement

In July 2006, MetroPCS II, Inc. (“MetroPCS II”), a wholly-owned subsidiary of MetroPCS, entered into the Secured Bridge Credit Facility. The aggregate credit commitments available under the Secured Bridge Credit Facility were $1.25 billion and were fully funded.

On November 3, 2006, MetroPCS II repaid the aggregate outstanding principal balance under the Secured Bridge Credit Facility of $1.25 billion and accrued interest of $5.9 million. As a result, the Company recorded a loss on extinguishment of debt of approximately $7.0 million.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

$250 Million Exchangeable Senior Unsecured Credit Agreement

In October 2006, MetroPCS IV, Inc. (“MetroPCS IV”) entered into the Unsecured Bridge Credit Facility. The aggregate credit commitments available under the Unsecured Bridge Credit Facility totaled $250.0 million and were fully funded.

On November 3, 2006, MetroPCS IV repaid the aggregate outstanding principal balance under the Unsecured Bridge Credit Facility of $250.0 million and accrued interest of $1.2 million. As a result, the Company recorded a loss on extinguishment of debt of approximately $2.4 million.

$1.0 Billion 9 1/4% Senior Notes

On November 3, 2006, Wireless completed the sale of the 9 1/4% Senior Notes. The 9 1/4% Senior Notes are unsecured obligations and are guaranteed by MetroPCS, MetroPCS, Inc., and all of Wireless’ direct and indirect wholly-owned subsidiaries, but are not guaranteed by Royal Street. Interest is payable on the 9 1/4% Senior Notes on May 1 and November 1 of each year, beginning on May 1, 2007. Wireless may, at its option, redeem some or all of the 9 1/4% Senior Notes at any time on or after November 1, 2010 for the redemption prices set forth in the indenture governing the 9 1/4% Senior Notes. In addition, Wireless may also redeem up to 35% of the aggregate principal amount of the 9 1/4% Senior Notes with the net cash proceeds of certain sales of equity securities. The net proceeds of the sale were approximately $978.0 million after underwriter fees and other debt issuance costs of $22.0 million. The net proceeds from the sale of the 9 1/4% Senior Notes, together with the borrowings under the Senior Secured Credit Facility, were used to repay amounts owed under the Credit Agreements, Secured Bridge Credit Facility and Unsecured Bridge Credit Facility, and to pay related premiums, fees and expenses, as well as for general corporate purposes.

Senior Secured Credit Facility

On November 3, 2006, Wireless entered into the Senior Secured Credit Facility, pursuant to which Wireless may borrow up to $1.7 billion. The Senior Secured Credit Facility consists of a $1.6 billion term loan facility and a $100.0 million revolving credit facility. On November 3, 2006, Wireless borrowed $1.6 billion under the Senior Secured Credit Facility. The term loan facility will be repayable in quarterly installments in annual aggregate amounts equal to 1% of the initial aggregate principal amount of $1.6 billion. The term loan facility will mature in seven years and the revolving credit facility will mature in five years. The net proceeds from the borrowings under the Senior Secured Credit Facility, together with the sale of the 9 1/4% Senior Notes, were used to repay amounts owed under the Credit Agreements, Secured Bridge Credit Facility and Unsecured Bridge Credit Facility, and to pay related premiums, fees and expenses, as well as for general corporate purposes

The facilities under the Senior Secured Credit Facility are guaranteed by MetroPCS, MetroPCS, Inc. and each of Wireless’ direct and indirect present and future wholly-owned domestic subsidiaries. The facilities are not guaranteed by Royal Street, but Wireless pledged the promissory note that Royal Street had given it in connection with amounts borrowed by Royal Street from Wireless and the limited liability company member interest held in Royal Street. The Senior Secured Credit Facility contains customary events of default, including cross defaults. The obligations are also secured by the capital stock of Wireless as well as substantially all of Wireless’ present and future assets and each of its direct and indirect present and future wholly-owned subsidiaries (except as prohibited by law and certain permitted exceptions) but excludes Royal Street.

The interest rate on the outstanding debt under the Senior Secured Credit Facility is variable. The rate as of December 31, 2006 was 7.875%. On November 21, 2006, Wireless entered into a three-year interest rate protection agreement to manage the Company’s interest rate risk exposure and fulfill a requirement of the

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Senior Secured Credit Facility (See Note 5). As of December 31, 2006, there was a total of approximately $1.6 billion outstanding under the Senior Secured Credit Facility, of which $16.0 million is reported in current maturities of long-term debt and approximately $1.6 billion is reported as long-term debt on the accompanying consolidated balance sheets.

On February 20, 2007, Wireless entered into an amendment to the Senior Secured Credit Facility. Under the amendment, the margin used to determine the Senior Secured Credit Facility interest rate was reduced to 2.25% from 2.50%.

Restructuring

On November 3, 2006, in connection with the closing of the 9 1/4% Senior Notes, the entry into the Senior Secured Credit Facility and the repayment of all amounts outstanding under the Credit Agreements, the Secured Bridge Credit Facility and the Unsecured Bridge Credit Facility, the Company consummated a restructuring transaction. As a result of the restructuring transaction, Wireless became a wholly-owned direct subsidiary of MetroPCS, Inc. (formerly MetroPCS V, Inc.), which is a wholly-owned direct subsidiary of MetroPCS. MetroPCS and MetroPCS, Inc., along with each of Wireless’ wholly-owned subsidiaries (which excludes Royal Street), guarantee the 9 1/4% Senior Notes and the obligations under the Senior Secured Credit Facility. MetroPCS, Inc. pledged the capital stock of Wireless as security for the obligations under the Senior Secured Credit Facility. All of the Company’s FCC licenses and the Company’s interest in Royal Street are held by Wireless and its wholly-owned subsidiaries.

9.	Concentrations:

The Company purchases a substantial portion of its wireless infrastructure equipment and handset equipment from only a few major suppliers. Further, the Company generally relies on one key vendor in each of the following areas: network infrastructure equipment, billing services, customer care, handset logistics and long distance services. Loss of any of these suppliers could adversely affect operations temporarily until a comparable substitute could be found.

Local and long distance telephone and other companies provide certain communication services to the Company. Disruption of these services could adversely affect operations in the short term until an alternative telecommunication provider was found.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of the Company’s indirect retailer base.

10.  Commitments and Contingencies:

The Company has entered into non-cancelable operating lease agreements to lease facilities, certain equipment and sites for towers and antennas required for the operation of its wireless networks. Future

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

minimum rental payments required for all non-cancelable operating leases at December 31, 2006 are as follows (in thousands):

For the Year Ending December 31,

2007	$88,639
2008	89,782
2009	91,091
2010	92,570
2011	86,707
Thereafter	279,415

Total	$728,204

Total rent expense for the years ended December 31, 2006, 2005 and 2004 was $85.5 million, $51.6 million and $37.7 million, respectively.

On June 6, 2005, Wireless entered into a general purchase agreement with a vendor for the purchase of PCS CDMA system products (“CDMA Products”) and services, including without limitation, wireless base stations, switches, power, cable and transmission equipment and services, with an initial term of three years. The agreement provides for both exclusive and non-exclusive pricing for CDMA Products and the agreement may be renewed at Wireless’ option on an annual basis for three subsequent years after the conclusion of the initial three-year term. If Wireless fails to purchase exclusively CDMA Products from the vendor, it may have to pay certain liquidated damages based on the difference in prices between exclusive and non-exclusive prices for CDMA Products already purchased since the effective date of the agreement, which may be material to Wireless.

The Company has entered into pricing agreements with various handset manufacturers for the purchase of wireless handsets at specified prices. The terms of these agreements expire on various dates during the year ending December 31, 2007. In addition, the Company entered into an agreement with a handset manufacturer for the purchase of 475,000 handsets at a specified price by September 30, 2007.

EV-DO Revision A

The Company acquired spectrum in two of its markets during 2005 subject to certain expectations communicated to the United States Department of Justice (the “DOJ”) about how it would use such spectrum. As a result of a delay in the availability of EV-DO Revision A with VoIP, the Company has redeployed EV-DO network assets at certain cell sites in those markets in order to serve its existing customers. There have been no asserted claims or assessments to date and accordingly, no liability has been recorded as of December 31, 2006.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material adverse impact on the Company’s financial position, results of operations or liquidity.

The Company is involved in various claims and legal actions in relation to claims of patent infringement. The ultimate disposition of these matters is not expected to have a material adverse impact on the Company’s financial position, results of operations or liquidity.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Rescission Offer

Certain options granted under the Company’s 1995 Stock Option Plan and 2004 Equity Incentive Plan may not have been exempt from registration or qualification under federal securities laws and the securities laws of certain states. As a result, the Company is considering making a rescission offer to the holders of certain options. If this rescission offer is made and accepted, the Company could be required to make aggregate payments to the holders of these options of up to $2.6 million, which includes statutory interest, based on options outstanding as of December 31, 2006. Federal securities laws do not provide that a rescission offer will terminate a purchaser’s right to rescind a sale of a security that was not registered as required. If any or all of the offerees reject the rescission offer, the Company may continue to be liable for this amount under federal and state securities laws. Management does not believe that this rescission offer will have a material effect on the Company’s results of operations, cash flows or financial position.

AWS Licenses Acquired in Auction 66

Spectrum allocated for AWS currently is utilized by a variety of categories of commercial and governmental users. To foster the orderly clearing of the spectrum, the FCC adopted a transition and cost sharing plan pursuant to which incumbent non-governmental users could be reimbursed for relocating out of the band and the costs of relocation would be shared by AWS licensees benefiting from the relocation. The FCC has established a plan where the AWS licensee and the incumbent non-governmental user are to negotiate voluntarily for three years and then, if no agreement has been reached, the incumbent licensee is subject to mandatory relocation where the AWS licensee can force the incumbent non-governmental licensee to relocate at the AWS licensee’s expense. The spectrum allocated for AWS currently is utilized also by governmental users. The FCC rules provide that a portion of the money raised in Auction 66 will be used to reimburse the relocation costs of governmental users from the AWS band. However, not all governmental users are obligated to relocate. The Company may incur costs to relocate the incumbent licensees in the areas where it was granted licenses in Auction 66.

11.	Series D Cumulative Convertible Redeemable Participating Preferred Stock:

In July 2000, MetroPCS, Inc. executed a Securities Purchase Agreement, which was subsequently amended (as amended, the “SPA”). Under the SPA, MetroPCS, Inc. issued shares of Series D Preferred Stock. In July 2004, each share of MetroPCS, Inc. Series D Preferred Stock was converted into a share of Series D Preferred Stock of MetroPCS (See Note 1). Dividends accrue at an annual rate of 6% of the liquidation value of $100 per share on the Series D Preferred Stock. Dividends of $21.0 million, $21.0 million and $21.0 million were accrued for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in the Series D Preferred Stock balance.

Each share of Series D Preferred Stock will automatically convert into common stock upon (i) completion of a Qualified Public Offering (as defined in the SPA), (ii) MetroPCS’ common stock trading (or in the case of a merger or consolidation of MetroPCS with another company, other than a sale or change of control of MetroPCS, the shares received in such merger or consolidation having traded immediately prior to such merger and consolidation) on a national securities exchange for a period of 30 consecutive trading days above a price that implies a market valuation of the Series D Preferred Stock in excess of twice the initial purchase price of the Series D Preferred Stock, or (iii) the date specified by the holders of two-thirds of the outstanding Series D Preferred Stock. The Series D Preferred Stock and the accrued but unpaid dividends thereon are convertible into common stock at $3.13 per share of common stock, which per share amount is subject to adjustment in accordance with the terms of MetroPCS’ Second Amended and Restated Articles of Incorporation. If not previously converted, MetroPCS is required to redeem all outstanding shares of Series D Preferred Stock on July 17, 2015, at the liquidation value plus accrued but unpaid dividends.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

The holders of Series D Preferred Stock, as a class with the holders of common stock, have the right to vote on all matters as if each share of Series D Preferred Stock had been converted into common stock, except for the election of directors. The holders of Series D Preferred Stock, as a class, can nominate one member of the Board of Directors of MetroPCS. Each share of Series D Preferred Stock is entitled to a liquidation preference upon a liquidation event (as defined in MetroPCS’ Second Amended and Restated Articles of Incorporation) equal to the sum of:

•	the per share liquidation value, plus

•	the greater of:

•	the amount of all accrued and unpaid dividends and distributions on such share, and

•	the amount that would have been paid in respect of such share had it been converted into common stock immediately prior to the event that triggered payment of the liquidation preference, net of the liquidation value of the Series D Preferred Stock and the Series E Preferred Stock.

The SPA defines a number of events of noncompliance. Upon an occurrence of an event of noncompliance, the holders of not less than two-thirds of the then outstanding shares of Series D Preferred Stock can request MetroPCS to redeem the outstanding shares at an amount equal to the liquidation value plus accrued but unpaid dividends. The Company believes that there was no uncured or unwaived event of noncompliance at December 31, 2006.

12.	Series E Cumulative Convertible Redeemable Participating Preferred Stock:

MetroPCS entered into a stock purchase agreement, dated as of August 30, 2005, under which MetroPCS issued 500,000 shares of Series E Preferred Stock for $50.0 million in cash. Total proceeds to MetroPCS were $46.7 million, net of transaction costs of approximately $3.3 million. The Series E Preferred Stock and the Series D Preferred Stock rank equally with respect to dividends, conversion rights and liquidation preferences. Dividends on the Series E Preferred Stock accrue at an annual rate of 6% of the liquidation value of $100 per share. Dividends of $3.0 and $1.0 million were accrued for the years ended December 31, 2006 and 2005, respectively, and are included in the Series E Preferred Stock balance.

Each share of Series E Preferred Stock will be converted into common stock of MetroPCS upon (i) the completion of a Qualifying Public Offering, (as defined in the Second Amended and Restated Stockholders Agreement), (ii) the common stock trading (or, in the case of a merger or consolidation of MetroPCS with another company, other than as a sale or change of control of MetroPCS, the shares received in such merger or consolidation having traded immediately prior to such merger or consolidation) on a national securities exchange for a period of 30 consecutive trading days above a price implying a market valuation of the Series D Preferred Stock over twice the Series D Preferred Stock initial purchase price, or (iii) the date specified by the holders of two-thirds of the Series E Preferred Stock. The Series E Preferred Stock is convertible into common stock at $9.00 per share, which per share amount is subject to adjustment in accordance with the terms of the Second Amended and Restated Articles of Incorporation of MetroPCS. If not previously converted, MetroPCS is required to redeem all outstanding shares of Series E Preferred Stock on July 17, 2015, at the liquidation preference of $100 per share plus accrued but unpaid dividends. In 2005 MetroPCS, in connection with the sale of the Series E Preferred Stock, increased the total authorized Preferred Stock to 25,000,000 shares, par value $0.0001 per share.

On October 25, 2005, pursuant to the terms of the stock purchase agreement, the investors in the Series E Preferred Stock also conducted a tender offer in which they purchased outstanding Series D Preferred Stock and common stock. The Company believes that there was no uncured or unwaived event of noncompliance at December 31, 2006.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

13.	Capitalization:

Warrants

From inception through February 1998, MetroPCS, Inc. issued various warrants to purchase common stock in conjunction with sales of stock and in exchange for consulting services, which were converted into warrants in MetroPCS in July 2004. As of December 31, 2006, there were no remaining warrants outstanding.

During the year ended December 31, 2006, 526,950 warrants, with an exercise price of $0.0009 per warrant, were exercised for 526,950 shares of common stock.

Redemption

If, at any time, ownership of shares of common stock, Series D Preferred Stock or Series E Preferred Stock by a holder would cause the Company to violate any FCC ownership requirements or restrictions, MetroPCS may, at the option of the Board of Directors, redeem a number of shares of common stock, Series D Preferred Stock or Series E Preferred Stock sufficient to eliminate such violation.

Conversion Rights

On April 15, 2004, the Board of Directors approved the conversion of shares of Class B non-voting common stock into Class C Common Stock. Each outstanding share of Class B non-voting common stock was converted into a share of Class C Common Stock on May 18, 2004. On July 13, 2004, as part of the merger of a wholly-owned subsidiary of MetroPCS into MetroPCS, Inc., each share of the Class A Common Stock, Class C Common Stock and Series D Preferred Stock of MetroPCS, Inc. was converted on a share for share basis into Class A Common Stock, Class C Common Stock or Series D Preferred Stock, as applicable, of MetroPCS. On July 23, 2004, the Class C Common Stock was renamed common stock. Effective December 31, 2005, each share of Class A Common Stock was automatically converted into one share of common stock upon the occurrence of the Class A Termination Event.

Class A Common Stock Termination Event

MetroPCS previously qualified as a very small business designated entity (“DE”). MetroPCS met the DE control requirements of the FCC by issuing Class A Common Stock entitling its holders to 50.1% of the stockholders’ votes and the right to designate directors holding a majority of the voting power of MetroPCS’ Board of Directors. As a result of MetroPCS’ repayment of its FCC debt in May 2005, it was no longer required to maintain its eligibility as a DE. On August 5, 2005 MetroPCS’ wholly-owned licensee subsidiaries each filed administrative updates with the FCC notifying the FCC that MetroPCS was no longer subject to the DE control requirements.

As part of the stock purchase agreement for the Series E Preferred Stock, MetroPCS filed its Second Amended and Restated Certificate of Incorporation (“Revised Articles”) and MetroPCS and certain of its stockholders entered into the Second Amended and Restated Stockholders Agreement, dated as of August 30, 2005 (“Stockholders Agreement”). The Revised Articles and Stockholders Agreement required, among other things, that MetroPCS cause a change in control by the later of December 31, 2005 or the date on or after which the FCC’s grant of MetroPCS’ application to transfer control became final (“Class A Termination Event”). The Class A Termination Event triggers, among other things, the conversion of all of the Class A Common Stock into MetroPCS common stock and the extinguishment of the special voting and board appointment rights of the Class A Common Stock. In addition, certain supermajority voting rights held by the Series D Preferred Stock and Series E Preferred Stock are also extinguished. The stock purchase agreement for the Series E Preferred Stock requires that under the new structure MetroPCS have a nine member Board of Directors. In addition, after the Class A Termination Event, votes on significant matters requiring a stockholder

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

vote are generally by vote of the holders of a majority of all of the shares of capital stock of MetroPCS, with the holders of the Series D Preferred Stock and Series E Preferred Stock voting with holders of the common stock on an “as converted” basis. On November 1, 2005, MetroPCS’ wholly-owned licensee subsidiaries filed transfer of control applications with the FCC to seek the FCC’s consent to the Class A Termination Event. The FCC applications were approved and the grants were listed in an FCC Public Notice on November 8, 2005. The grants became final on December 19, 2005 and the Class A Termination Event occurred on December 31, 2005. The net effect of these changes is that the holders of Class A Common Stock have relinquished affirmative control of MetroPCS to the stockholders as a whole. There was no significant financial accounting impact.

Common Stock Issued to Directors

Non-employee members of MetroPCS’ Board of Directors receive compensation for serving on the Board of Directors, pursuant to MetroPCS’ Non-Employee Director Remuneration Plan. The annual retainer provided under the Non-Employee Director Remuneration Plan may be paid in cash, common stock, or a combination of cash and common stock at the election of each director. During the years ended December 31, 2006 and 2005, non-employee members of the Board of Directors were issued 49,725 and 79,437 shares of common stock, respectively, as payment of their annual retainer.

14.	Share-Based Payments:

Prior to the first quarter of 2006, the Company measured stock-based compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, as allowed by SFAS No. 123.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation expense recognized beginning on that date includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Although there was no material impact on the Company’s financial position, results of operations or cash flows from the adoption of SFAS No. 123(R), the Company reclassified all deferred equity compensation on the consolidated balance sheet to additional paid-in capital upon its adoption. The period prior to the adoption of SFAS No. 123(R) does not reflect any restated amounts.

MetroPCS has two stock option plans (the “Option Plans”) under which it grants options to purchase common stock of MetroPCS: the Second Amended and Restated 1995 Stock Option Plan, as amended (“1995 Plan”), and the Amended and Restated 2004 Equity Incentive Compensation Plan, as amended (“2004 Plan”). The 1995 Plan was terminated in November 2005 and no further awards can be made under the 1995 Plan, but all options granted before November 2005 will remain valid in accordance with their original terms. As of December 31, 2006, the maximum number of shares reserved for the 2004 Plan was 18,600,000 shares. In December 2006, the 2004 Plan was amended to increase the number of shares of common stock reserved for issuance under the plan from 14,100,000 to a total of 18,600,000 shares. In February 2007, the 2004 Plan was amended to increase the number of shares of common stock reserved for issuance under the plan from 18,600,000 to a total of 40,500,000 shares. Vesting periods and terms for stock option grants are determined by the plan administrator, which is MetroPCS’ Board of Directors for the 1995 Plan and the Compensation Committee of the Board of Directors of MetroPCS for the 2004 Plan. No option granted under the 1995 Plan have a term in excess of fifteen years and no option granted under the 2004 Plan shall have a term in excess

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

of ten years. Options granted during the years ended December 31, 2006, 2005 and 2004 have a vesting period of one to four years.

Options granted under the 1995 Plan are exercisable upon grant. Shares received upon exercising options prior to vesting are restricted from sale based on a vesting schedule. In the event an option holder’s service with the Company is terminated, MetroPCS may repurchase unvested shares issued under the 1995 Plan at the option exercise price. Options granted under the 2004 Plan are only exercisable upon vesting. Upon exercise of options under the Option Plans, new shares of common stock are issued to the option holder.

The value of the options is determined by using a Black-Scholes pricing model that includes the following variables: 1) exercise price of the instrument, 2) fair market value of the underlying stock on date of grant, 3) expected life, 4) estimated volatility and 5) the risk-free interest rate. The Company utilized the following weighted-average assumptions in estimating the fair value of the option grants in the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Expected dividends	0.00%	0.00%	0.00%
Expected volatility	35.04%	50.00%	55.00%
Risk-free interest rate	4.64%	4.24%	3.22%
Expected lives in years	5.00	5.00	5.00
Weighted-average fair value of options:
Granted at below fair value	$10.16	$—	$2.88
Granted at fair value	$3.75	$3.44	$2.64
Weighted-average exercise price of options:
Granted at below fair value	$1.49	$—	$4.46
Granted at fair value	$9.95	$7.13	$5.25

The Black-Scholes model requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate, and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes option pricing model may not provide a reliable estimate of the fair value of employee stock options.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

A summary of the status of the Company’s Option Plans as of December 31, 2006, 2005 and 2004, and changes during the periods then ended, is presented in the table below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	14,502,210	$4.18	32,448,855	$0.92	31,057,182	$0.61
Granted	11,369,793	$9.65	5,838,534	$7.13	2,671,518	$4.76
Exercised	(1,148,328)	$2.39	(22,669,671)	$0.38	(635,928)	$0.65
Forfeited	(1,224,213)	$4.22	(1,115,508)	$4.04	(643,917)	$2.02

Outstanding, end of year	23,499,462	$6.91	14,502,210	$4.18	32,448,855	$0.92

Options vested or expected to vest at year-end	20,127,759	$6.55

Options exercisable at year-end	10,750,692	$3.78	10,985,577	$3.23	32,448,855	$0.92

Options vested at year-end	8,940,615	$3.59	6,696,330	$1.87	26,976,972	$0.49

Options outstanding under the Option Plans as of December 31, 2006 have a total aggregate intrinsic value of approximately $103.9 million and a weighted average remaining contractual life of 8.01 years. Options outstanding under the Option Plans as of December 31, 2005 and 2004 have a weighted average remaining contractual life of 7.80 and 7.23 years, respectively. Options vested or expected to vest under the Option Plans as of December 31, 2006 have a total aggregate intrinsic value of approximately $96.2 million and a weighted average remaining contractual life of 7.83 years. Options exercisable under the Option Plans as of December 31, 2006 have a total aggregate intrinsic value of approximately $81.2 million and a weighted average remaining contractual life of 6.63 years.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Vested
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Exercise Price	Shares	Life	Price	Shares	Price

$0.08 - $ 0.33	851,991	5.93	$0.12	851,991	$0.12
$0.34 - $ 1.57	3,733,773	4.74	$1.57	3,728,109	$1.57
$1.58 - $ 6.31	2,961,708	6.80	$3.97	2,083,725	$3.72
$6.32 - $ 7.15	7,872,015	8.58	$7.14	2,255,292	$7.14
$7.16 - $11.33	8,079,975	9.64	$10.95	21,498	$11.07

In 2004, Congress passed the American Job Creation Act of 2004 which changed certain rules with respect to deferred compensation, including options to purchase MetroPCS’ common stock which were granted below the fair market value of the common stock as of the grant date. MetroPCS had previously granted certain options to purchase its common stock under the 1995 Plan at exercise prices which MetroPCS believes were below the fair market value of its common stock at the time of grant. In December 2005, MetroPCS offered to amend the stock option grants of all affected employees by increasing the exercise price of such affected stock option grants to the fair value of MetroPCS’ common stock as of the date of grant and granting additional stock options which vested 50% on January 1, 2006 and 50% on January 1, 2007 at the fair market

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

value of MetroPCS’ common stock as of the grant date provided that the employee remained employed by the Company on those dates. The total number of affected stock options was 2,617,140 and MetroPCS granted 407,274 additional stock options.

During the year ended December 31, 2006, 1,148,328 options granted under the Option Plans were exercised for 1,148,328 shares of common stock. The intrinsic value of these options was approximately $9.0 million and total proceeds were approximately $2.7 million for the year ended December 31, 2006. During the year ended December 31, 2005, 22,669,671 options granted under the Option Plans were exercised for 22,669,671 shares of common stock. The intrinsic value of these options was approximately $152.8 million and total proceeds were approximately $8.6 million for the year ended December 31, 2005. During the year ended December 31, 2004, 635,928 options granted under the Option Plans were exercised for 635,928 shares of common stock. The intrinsic value of these options was approximately $2.1 million and total proceeds were approximately $0.4 million for the year ended December 31, 2004.

In October 2005, Madison Dearborn Capital Partners and TA Associates consummated a tender offer in which they purchased from existing stockholders shares of Series D Preferred Stock and common stock in MetroPCS. In connection with this transaction, 22,102,287 options granted under the Option Plans were exercised for 22,102,287 shares of common stock. MetroPCS received no proceeds from this transaction.

The following table summarizes information about unvested stock option grants:

		Weighted
		Average
		Grant-Date
Stock Option Grants	Shares	Fair Value

Unvested balance, January 1, 2006	7,582,659	$3.00
Grants	11,369,793	$3.98
Vested shares	(3,679,491)	$3.64
Forfeitures	(639,012)	$3.10

Unvested balance, December 31, 2006	14,633,949	$3.60

The Company determines fair value of stock option grants as the share price of the Company’s common stock at grant-date. The weighted average grant-date fair value of the stock option grants for the year ended December 31, 2006, 2005 and 2004 is $3.98, $2.93 and $2.79, respectively. The total fair value of stock options that vested during the year ended December 31, 2006 was $13.4 million.

The Company has recorded $14.5 million, $2.6 million and $10.4 million of non-cash stock-based compensation expense in the years ended December 31, 2006, 2005 and 2004, respectively, and an income tax benefit of $5.8 million, $1.0 million and $4.1 million, respectively.

As of December 31, 2006, there was approximately $49.3 million of unrecognized stock-based compensation cost related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted average period of approximately 3.06 years. Such costs are scheduled to be recognized as follows: $17.4 million in 2007, $15.7 million in 2008, $11.3 million in 2009 and $4.9 million in 2010.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

During the year ended December 31, 2006, the following awards were granted under the Company’s Option Plans:

		Weighted	Weighted	Weighted
	Number of	Average	Average	Average
	Options	Exercise	Market Value	Intrinsic Value
Grants Made During the Quarter Ended	Granted	Price	per Share	per Share

March 31, 2006	2,869,989	$7.15	$7.15	$0.00
June 30, 2006	534,525	$7.54	$7.54	$0.00
September 30, 2006	418,425	$8.67	$8.67	$0.00
December 31, 2006	7,546,854	$10.81	$11.33	$0.53

Compensation expense is recognized over the requisite service period for the entire award, which is generally the maximum vesting period of the award.

The fair value of the common stock was determined contemporaneously with the option grants.

In December 2006, the Company amended stock option agreements of a former member of MetroPCS’ Board of Directors to extend the contractual life of 405,054 vested options to purchase common stock until December 31, 2006. This amendment resulted in the recognition of additional non-cash stock-based compensation expense of approximately $4.1 million in the fourth quarter of 2006.

In December 2006, in recognition of efforts related to the Company’s pending initial public offering and to align executive ownership with the Company, the Company made a special stock option grant to its named executive officers and certain other eligible employees. The Company granted stock options to purchase an aggregate of 6,885,000 shares of the Company’s common stock to its named executive officers and certain other officers and employees. The purpose of the grant was also to provide retention of employees following the Company’s initial public offering as well as to motivate employees to return value to the Company’s shareholders through future appreciation of the Company’s common stock price. The exercise price for the option grants is $11.33, which is the fair market value of the Company’s common stock on the date of the grant as determined by the Company’s board of directors. In determining the fair market value of the common stock, consideration is given to the recommendations of our finance and planning committee and of management based on certain data, including discounted cash flow analysis, comparable company analysis, and comparable transaction analysis, as well as contemporaneous valuation. The stock options granted to the named executive officers other than the Company’s CEO and senior vice president and chief technology officer will generally vest on a four-year vesting schedule with 25% vesting on the first anniversary date of the award and the remainder pro-rata on a monthly basis thereafter. The stock options granted to the Company’s CEO will vest on a three-year vesting schedule with one-third vesting on the first anniversary date of the award and the remainder pro-rata on a monthly basis thereafter. The stock options granted to the Company’s senior vice president and chief technology officer will vest over a two-year vesting schedule with one-half vesting on the first anniversary of the award and the remainder pro-rata on a monthly basis thereafter.

In November 2006, the Company made an election to account for its APIC pool utilizing the short cut method provided under FSP FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payments.”

Upon adoption of SFAS No. 123(R), the Company had 946,908 options that were subject to variable accounting under APB No. 25, and related interpretations. As the options were fully vested upon adoption of SFAS No. 123(R) and there have been no subsequent modifications, no incremental stock-based compensation expense has been recognized in 2006. During the years ended December 31, 2005 and 2004, $2.3 million and $5.1 million, respectively, of stock-based compensation expense was recognized related to these options. No options were exercised and 270,900 options were forfeited at a weighted average exercise price of $1.57

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

during 2006. 676,008 options remain outstanding at a weighted average exercise price of $1.32 intrinsic value of $6.8 million, and remaining contractual life of 3.16 years as of December 31, 2006.

15.	Employee Benefit Plan:

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code for the majority of its employees. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. The Company does not match employee contributions but may make discretionary or profit-sharing contributions. The Company has made no contributions to the savings plan through December 31, 2006.

16.	Income Taxes:

The provision for taxes on income consisted of the following (in thousands):

	2006	2005	2004

Current:
Federal	$674	$(233)	$197
State	3,702	2,603	2,502

	4,376	2,370	2,699

Deferred:
Federal	29,959	114,733	39,056
State	2,382	10,322	5,245

	32,341	125,055	44,301

Provision for income taxes	$36,717	$127,425	$47,000

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes. The Company’s net deferred tax liability consisted of the following deferred tax assets and liabilities (in thousands):

	2006	2005

Deferred tax assets:
Start-up costs capitalized for tax purposes	$—	$866
Net operating loss carry forward	83,787	85,152
Net basis difference in FCC licenses	—	1,428
Revenue deferred for book purposes	9,407	5,007
Allowance for uncollectible accounts	1,214	1,272
Deferred rent expense	8,311	5,747
Deferred compensation	5,636	2,818
Asset retirement obligation	592	347
Accrued vacation	1,004	603
Partnership interest	7,130	392

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

	2006	2005

Alternative Minimum Tax credit carryforward	666	—
Other	1,011	558

Total deferred tax assets	118,758	104,190
Deferred tax liabilities:
Depreciation	(188,484)	(157,083)
Deferred cost of handset sales	(10,251)	(4,867)
Net basis difference in FCC licenses	(9,802)	—
Prepaid insurance	(1,174)	(374)
Gain deferral related to like kind exchange	(83,467)	(83,699)
Other comprehensive income	(949)	(1,331)
Other	(1,013)	(573)

Total deferred tax liabilities	(295,140)	(247,927)

Subtotal	(176,382)	(143,737)

Valuation allowance	—	(194)

Net deferred tax liability	$(176,382)	$(143,931)

Deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005

Current deferred tax asset	$815	$2,122
Non-current deferred tax liability	(177,197)	(146,053)

Net deferred tax liability	$(176,382)	$(143,931)

During 2004, the Company generated approximately $49.3 million of net operating loss for federal income tax purposes which will also be available for carryforward to offset future income. At December 31, 2004 the Company has approximately $124.7 million and $160.8 million of net operating loss carryforwards for federal and state income tax purposes, respectively. The federal net operating loss will begin expiring in 2023. The state net operating losses will begin to expire in 2013. The Company has been able to take advantage of accelerated depreciation available under federal tax law, which has created a significant deferred tax liability. The reversal of the timing differences which gave rise to the deferred tax liability, future taxable income and future tax planning strategies will allow the Company to benefit from the deferred tax assets, and as such, most of the valuation allowance was released in 2002. The Company has a valuation allowance of $0.1 million at December 31, 2004 relating primarily to state net operating losses.

During 2005, the Company generated approximately $103.2 million of net operating loss for federal income tax purposes which will also be available for carryforward to offset future income. At December 31, 2005 the Company has approximately $228.7 million and $102.5 million of net operating loss carryforwards for federal and state income tax purposes, respectively. The federal net operating loss will begin expiring in 2023. The state net operating losses will begin to expire in 2013. The Company has been able to take advantage of accelerated depreciation and like-kind exchange gain deferral available under federal tax law, which has created a significant deferred tax liability. The reversal of the timing differences which gave rise to the deferred tax liability, future taxable income and future tax planning strategies will allow the Company to benefit from the deferred tax assets. The Company has a valuation allowance of $0.2 million at December 31, 2005 relating primarily to state net operating losses.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

During 2006, the Company utilized approximately $6.5 million of net operating loss carryforwards for federal income tax purposes. At December 31, 2006 the Company has approximately $222.2 million and $131.4 million of net operating loss carryforwards for federal and state income tax purposes, respectively related to operations. As of December 31, 2006, the Company has an additional $4.5 million and $4.2 million of net operating losses for federal and state purposes, respectively, arising from tax deductions related to the exercise of non-qualified stock options accounted for under SFAS No. 123(R). The federal net operating loss will begin expiring in 2023. The state net operating losses will begin to expire in 2013. The Company has been able to take advantage of accelerated depreciation and like-kind exchange gain deferral available under federal tax law, which has created a significant deferred tax liability. The reversal of the timing differences which gave rise to the deferred tax liability, future taxable income and future tax planning strategies will allow the Company to benefit from the deferred tax assets. The Company has no valuation allowance as of December 31, 2006.

The Company’s tax returns are subject to periodic audit by the various taxing jurisdictions in which it operates. These audits can result in adjustments of taxes due or adjustments of the NOLs which are available to offset future taxable income. The Company’s estimate of the potential outcome of any uncertain tax issue prior to audit is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. An unfavorable result under audit may reduce the amount of federal and state NOLs the Company has available for carryforward to offset future taxable income, or may increase the amount of tax due for the period under audit, resulting in an increase to the effective rate in the year of resolution.

The Company establishes income tax reserves when, despite its belief that its tax returns are fully supportable, it believes that certain positions may be challenged and ultimately modified. The Company established tax reserves of $23.9 million and $21.2 million as of December 31, 2006 and 2005, respectively. At December 31, 2005, tax reserves in the amount of $17.1 million and $4.1 million are included in other long-term liabilities and accounts payable and accrued expenses, respectively. At December 31, 2006, tax reserves in the amount of $19.5 million and $4.4 million are included in other long-term liabilities and accounts payable and accrued expenses, respectively.

A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision for income taxes reflected in the consolidated statements of income and comprehensive income for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

	2006	2005	2004

U.S. federal income tax provision at statutory rate	$31,683	$114,136	$39,117
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax impact	2,386	10,865	5,187
Change in valuation allowance	(194)	52	58
Provision for tax uncertainties	2,557	2,274	2,561
Permanent items	218	98	15
Other	67	—	62

Provision for income taxes	$36,717	$127,425	$47,000

Internal Revenue Service Audit

The Internal Revenue Service (the “IRS”) commenced an audit of MetroPCS’ 2002 and 2003 federal income tax returns in March 2005. In October 2005, the IRS issued a 30-day letter which primarily related to depreciation expense claimed on the returns under audit. The Company filed an appeal of the auditor’s assessments in November 2005. The IRS appeals officer made the Company an offer to settle all issues in July

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

2006. The net result of the settlement offer created an increase to 2002 taxable income of $3.9 million and an increase to the 2003 net operating loss of $0.5 million. The increase to 2002 taxable income was offset by net operating loss carryback from 2003. The Company owed additional interest on the 2002 deferred taxes of approximately $0.1 million, but no additional tax or penalty. In addition, the IRS Joint Committee concluded its review of the audit and issued a closing letter dated September 5, 2006.

Texas Margin Tax

On May 18, 2006, the Texas Governor signed into law a Texas margin tax (“H.B. No. 3”) which restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new “taxable margin” component. Because the tax base on the Texas margin tax is derived from an income-based measure, the Company believes the margin tax is an income tax and, therefore, the provisions of SFAS No. 109 regarding the recognition of deferred taxes apply to the new margin tax. In accordance with SFAS No. 109, the effect on deferred tax assets of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date. Although the effective date of H.B. No. 3 is January 1, 2008, certain effects of the change should be reflected in the financial statements of the first interim or annual reporting period that includes May 18, 2006. The Company has recorded a deferred tax liability of $0.05 million as of December 31, 2006 relating to H.B. No. 3.

17.	Net Income Per Common Share:

The following table sets forth the computation of basic and diluted net income per common share for the periods indicated (in thousands, except share and per share data):

	2006	2005	2004

Basic EPS — Two Class Method:
Net income	$53,806	$198,677	$64,890
Accrued dividends and accretion:
Series D Preferred Stock	(21,479)	(21,479)	(21,479)
Series E Preferred Stock	(3,339)	(1,133)	—

Net income applicable to common stock	$28,988	$176,065	$43,411
Amount allocable to common shareholders	57.1%	54.4%	53.1%

Rights to undistributed earnings	$16,539	$95,722	$23,070

Weighted average shares outstanding — basic	155,820,381	135,352,396	126,722,051

Net income per common share — basic	$0.11	$0.71	$0.18

Diluted EPS:
Rights to undistributed earnings	$16,539	$95,722	$23,070

Weighted average shares outstanding — basic	155,820,381	135,352,396	126,722,051
Effect of dilutive securities:
Warrants	147,257	2,689,377	6,642,015
Stock options	3,728,970	15,568,816	17,269,621

Weighted average shares outstanding — diluted	159,696,608	153,610,589	150,633,687

Net income per common share — diluted	$0.10	$0.62	$0.15

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Net income per common share is computed in accordance with EITF 03-6. Under EITF 03-6, the preferred stock is considered a “participating security” for purposes of computing earnings or loss per common share and, therefore, the preferred stock is included in the computation of basic and diluted net income per common share using the two-class method, except during periods of net losses. When determining basic earnings per common share under EITF 03-6, undistributed earnings for a period are allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all of the earnings for the period had been distributed.

At December 31, 2006, 2005 and 2004, 136.1 million, 129.4 million and 122.7 million, respectively, of convertible shares of Series D Preferred Stock were excluded from the calculation of diluted net income per common share since the effect was anti-dilutive.

At December 31, 2006 and 2005, 5.7 million and 1.9 million of convertible shares of Series E Preferred Stock were excluded from the calculation of diluted net income per common share since the effect was anti-dilutive.

18.	Segment Information:

Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chairman of the Board and Chief Executive Officer.

At December 31, 2006, the Company had eight operating segments based on geographic regions within the United States: Atlanta, Dallas/Ft. Worth, Detroit, Miami, San Francisco, Sacramento, Tampa/Sarasota/Orlando, and Los Angeles. Each of these operating segments provides wireless voice and data services and products to customers in its service areas or is currently constructing a network in order to provide these services. These services include unlimited local and long distance calling, voicemail, caller ID, call waiting, text messaging, picture and multimedia messaging, international long distance and text messaging, ringtones, games and content applications, unlimited directory assistance, ring back tones, nationwide roaming and other value-added services.

The Company aggregates its operating segments into two reportable segments: Core Markets and Expansion Markets.

•	Core Markets, which include Atlanta, Miami, San Francisco, and Sacramento, are aggregated because they are reviewed on an aggregate basis by the chief operating decision maker, they are similar in respect to their products and services, production processes, class of customer, method of distribution, and regulatory environment and currently exhibit similar financial performance and economic characteristics.

•	Expansion Markets, which include Dallas/Ft. Worth, Detroit, Tampa/Sarasota/Orlando and Los Angeles, are aggregated because they are reviewed on an aggregate basis by the chief operating decision maker, they are similar in respect to their products and services, production processes, class of customer, method of distribution, and regulatory environment and have similar expected long-term financial performance and economic characteristics.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. General corporate overhead, which includes expenses such as corporate employee labor costs, rent and utilities, legal, accounting and auditing expenses, is allocated equally across all operating segments. Corporate marketing and advertising expenses are allocated equally to the operating segments, beginning in the period during which the Company launches service in that operating segment.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Expenses associated with the Company’s national data center are allocated based on the average number of customers in each operating segment. All intercompany transactions between reportable segments have been eliminated in the presentation of operating segment data.

Interest expense, interest income, gain/loss on extinguishment of debt and income taxes are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes.

	Core	Expansion
Year Ended December 31, 2006	Markets	Markets	Other	Total

Service revenues	$1,138,019	$152,928	$—	$1,290,947
Equipment revenues	208,333	47,583	—	255,916
Total revenues	1,346,352	200,511	—	1,546,863
Cost of service(1)	338,923	106,358	—	445,281
Cost of equipment	364,281	112,596	—	476,877
Selling, general and administrative expenses(2)	158,100	85,518	—	243,618
Adjusted EBITDA (deficit)(3)	492,773	(97,214)	—
Depreciation and amortization	109,626	21,941	3,461	135,028
Stock-based compensation expense	7,725	6,747	—	14,472
Income (loss) from operations	367,109	(126,387)	(3,469)	237,253
Interest expense	—	—	115,985	115,985
Accretion of put option in majority-owned subsidiary	—	—	770	770
Interest income	—	—	(21,543)	(21,543)
Loss on extinguishment of debt	—	—	51,518	51,518
Income (loss) before provision for income taxes	367,109	(126,387)	(150,199)	90,523
Capital expenditures	217,215	314,308	19,226	550,749
Total assets(4)	945,699	1,064,243	2,143,180	4,153,122

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

	Core	Expansion
Year Ended December 31, 2005	Markets	Markets	Other	Total

Service revenues	$868,681	$3,419	$—	$872,100
Equipment revenues	163,738	2,590	—	166,328
Total revenues	1,032,419	6,009	—	1,038,428
Cost of service	271,437	11,775	—	283,212
Cost of equipment	293,702	7,169	—	300,871
Selling, general and administrative expenses(2)	153,321	9,155	—	162,476
Adjusted EBITDA (deficit)(3)	316,555	(22,090)	—
Depreciation and amortization	84,436	2,030	1,429	87,895
Stock-based compensation expense	2,596	—	—	2,596
Income (loss) from operations	219,777	(24,370)	226,770	422,177
Interest expense	—	—	58,033	58,033
Accretion of put option in majority-owned subsidiary	—	—	252	252
Interest income	—	—	(8,658)	(8,658)
Loss on extinguishment of debt	—	—	46,448	46,448
Income (loss) before provision for income taxes	219,777	(24,370)	130,695	326,102
Capital expenditures	171,783	90,871	3,845	266,499
Total assets	701,675	378,671	1,078,635	2,158,981

(1)	Cost of service for the year ended December 31, 2006 includes $1.3 million of stock-based compensation expense disclosed separately.

(2)	Selling, general and administrative expenses include stock-based compensation expense disclosed separately. For the years ended December 31, 2006 and 2005, selling, general and administrative expenses include $13.2 million and $2.6 million, respectively, of stock-based compensation expense.

(3)	Adjusted EBITDA (deficit) is presented in accordance with SFAS No. 131 as it is the primary financial measure utilized by management to facilitate evaluation of each segments’ ability to meet future debt service, capital expenditures and working capital requirements and to fund future growth.

(4)	Total assets as of December 31, 2006 include the Auction 66 AWS licenses that the Company was granted on November 29, 2006 for a total aggregate purchase price of approximately $1.4 billion. These AWS licenses are presented in the “Other” column as the Company has not allocated the Auction 66 licenses to its reportable segments as of December 31, 2006.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

The following table reconciles segment Adjusted EBITDA (Deficit) for the years ended December 31, 2006 and 2005 to consolidated income before provision for income taxes:

	2006	2005

Segment Adjusted EBITDA (Deficit):
Core Markets Adjusted EBITDA	$492,773	$316,555
Expansion Markets Adjusted EBITDA (Deficit)	(97,214)	(22,090)

Total	395,559	294,465
Depreciation and amortization	(135,028)	(87,895)
Loss (gain) on disposal of assets	(8,806)	218,203
Non-cash compensation expense	(14,472)	(2,596)
Interest expense	(115,985)	(58,033)
Accretion of put option in majority-owned subsidiary	(770)	(252)
Interest and other income	21,543	8,658
(Gain) loss on extinguishment of debt	(51,518)	(46,448)

Consolidated income before provision for income taxes	$90,523	$326,102

For the year ended December 31, 2004 the consolidated financial statements represent the Core Markets reportable segment, as the Expansion Markets reportable segment had no operations until 2005.

19.	Guarantor Subsidiaries:

In connection with Wireless’ sale of the 9 1/4% Senior Notes and the entry into the Senior Secured Credit Facility, MetroPCS and all of MetroPCS’ subsidiaries, other than Wireless and Royal Street (the “guarantor subsidiaries”), provided guarantees on the 9 1/4% Senior Notes and Senior Secured Credit Facility. These guarantees are full and unconditional as well as joint and several. Certain provisions of the Senior Secured Credit Facility restrict the ability of the guarantor subsidiaries to transfer funds to Wireless. Royal Street and its subsidiaries (the “non-guarantor subsidiaries”) are not guarantors of the 9 1/4% Senior Notes or the Senior Secured Credit Facility.

The following information presents condensed consolidating balance sheets as of December 31, 2006 and 2005, condensed consolidating statements of income for the years ended December 31, 2006, 2005 and 2004, and condensed consolidating statements of cash flows for the years ended December 31, 2006, 2005 and 2004 of the parent company, the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries. Investments include investments in subsidiaries held by the parent company and the issuer and have been presented using the equity method of accounting.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Balance Sheet
As of December 31, 2006

				Non-
			Guarantor	Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

CURRENT ASSETS:
Cash and cash equivalents	$15,714	$99,301	$257	$46,226	$—	$161,498
Short-term investments	45,365	345,286	—	—	—	390,651
Restricted short-term investments	—	556	—	51	—	607
Inventories, net	—	81,339	11,576	—	—	92,915
Accounts receivable, net	—	29,348	—	1,005	(2,213)	28,140
Prepaid expenses	—	8,107	23,865	1,137	—	33,109
Deferred charges	—	26,509	—	—	—	26,509
Deferred tax asset	—	815	—	—	—	815
Current receivable from subsidiaries	—	4,734	—	—	(4,734)	—
Other current assets	97	9,478	15,354	120	(766)	24,283

Total current assets	61,176	605,473	51,052	48,539	(7,713)	758,527
Property and equipment, net	—	14,077	1,158,442	83,643	—	1,256,162
Long-term investments	—	1,865	—	—	—	1,865
Investment in subsidiaries	320,783	939,009	—	—	(1,259,792)	—
FCC licenses	1,391,410	—	387,876	293,599	—	2,072,885
Microwave relocation costs	—	—	9,187	—	—	9,187
Long-term receivable from subsidiaries	—	456,070	—	—	(456,070)	—
Other assets	399	51,477	4,078	5,810	(7,268)	54,496

Total assets	$1,773,768	$2,067,971	$1,610,635	$431,591	$(1,730,843)	$4,153,122

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$401	$138,953	$161,663	$29,614	$(4,950)	$325,681
Current maturities of long-term debt	—	16,000	—	4,734	(4,734)	16,000
Deferred revenue	—	19,030	71,471	—	—	90,501
Advances to subsidiaries	865,612	(1,207,821)	341,950	—	259	—
Other current liabilities	—	31	3,416	757	(757)	3,447

Total current liabilities	866,013	(1,033,807)	578,500	35,105	(10,182)	435,629
Long-term debt	—	2,580,000	—	4,540	(4,540)	2,580,000
Long-term note to parent	—	—	—	456,070	(456,070)	—
Deferred tax liabilities	7	177,190	—	—	—	177,197
Deferred rents	—	—	21,784	419	—	22,203
Redeemable minority interest	—	4,029	—	—	—	4,029
Other long-term liabilities	—	19,517	6,285	514	—	26,316

Total liabilities	866,020	1,746,929	606,569	496,648	(470,792)	3,245,374
COMMITMENTS AND CONTINGENCIES (See Note 10)
SERIES D PREFERRED STOCK	443,368	—	—	—	—	443,368
SERIES E PREFERRED STOCK	51,135	—	—	—	—	51,135
STOCKHOLDERS’ EQUITY:
Preferred stock	—	—	—	—	—	—
Common stock	16	—	—	—	—	16
Additional paid-in capital	166,315	—	—	20,000	(20,000)	166,315
Retained earnings (deficit)	245,690	319,863	1,004,066	(85,057)	(1,238,872)	245,690
Accumulated other comprehensive income	1,224	1,179	—	—	(1,179)	1,224

Total stockholders’ equity	413,245	321,042	1,004,066	(65,057)	(1,260,051)	413,245

Total liabilities and stockholders’ equity	$1,773,768	$2,067,971	$1,610,635	$431,591	$(1,730,843)	$4,153,122

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Balance Sheet
As of December 31, 2005

				Non-
			Guarantor	Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

CURRENT ASSETS:
Cash and cash equivalents	$10,624	$95,772	$219	$6,094	$—	$112,709
Short-term investments	24,223	366,199	—	—	—	390,422
Inventories, net	—	34,045	5,386	—	—	39,431
Accounts receivable, net	—	16,852	—	—	(824)	16,028
Prepaid expenses	—	—	21,412	18	—	21,430
Deferred charges	—	13,270	—	—	—	13,270
Deferred tax asset	—	2,122	—	—	—	2,122
Other current assets	208	2,364	14,118	—	—	16,690

Total current assets	35,055	530,624	41,135	6,112	(824)	612,102
Property and equipment, net	—	—	829,457	2,033	—	831,490
Restricted cash and investments	—	2,917	3	—	—	2,920
Long-term investments	—	16,385	—	—	(11,333)	5,052
Investment in subsidiaries	243,671	710,963	—	—	(954,634)	—
FCC licenses	—	—	387,700	293,599	—	681,299
Microwave relocation costs	—	—	9,187	—	—	9,187
Long-term receivable from subsidiaries	—	320,630	—	—	(320,630)	—
Other assets	—	15,360	1,571	—	—	16,931

Total assets	$278,726	$1,596,879	$1,269,053	$301,744	$(1,287,421)	$2,158,981

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$321	$58,104	$125,362	$2,590	$(12,157)	$174,220
Current maturities of long-term debt	—	—	2,690	—	—	2,690
Deferred revenue	—	9,158	47,402	—	—	56,560
Advances to subsidiaries	(559,186)	218,278	340,908	—	—	—
Other current liabilities	—	—	2,147	—	—	2,147

Total current liabilities	(558,865)	285,540	518,509	2,590	(12,157)	235,617
Long-term debt, net	—	902,864	—	—	—	902,864
Long-term note to parent	—	—	—	320,630	(320,630)	—
Deferred tax liabilities	—	146,053	—	—	—	146,053
Deferred rents	—	—	14,739	—	—	14,739
Redeemable minority interest	—	1,259	—	—	—	1,259
Other long-term liabilities	—	17,233	3,625	—	—	20,858

Total liabilities	(558,865)	1,352,949	536,873	323,220	(332,787)	1,321,390
COMMITMENTS AND CONTINGENCIES (See Note 10)
SERIES D PREFERRED STOCK	421,889	—	—	—	—	421,889
SERIES E PREFERRED STOCK	47,796	—	—	—	—	47,796
STOCKHOLDERS’ EQUITY:
Preferred stock	—	—	—	—	—	—
Common stock	15	—	—	—	—	15
Additional paid-in capital	149,584	—	—	20,000	(20,000)	149,584
Subscriptions receivable	—	—	—	(13,333)	13,333	—
Deferred compensation	(178)	(178)	(178)	—	356	(178)
Retained earnings (deficit)	216,702	242,357	732,358	(28,143)	(946,572)	216,702
Accumulated other comprehensive income	1,783	1,751	—	—	(1,751)	1,783

Total stockholders’ equity	367,906	243,930	732,180	(21,476)	(954,634)	367,906

Total liabilities and stockholders’ equity	$278,726	$1,596,879	$1,269,053	$301,744	$(1,287,421)	$2,158,981

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Statement of Income
Year Ended December 31, 2006

			Guarantor	Non-Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

REVENUES:
Service revenues	$—	$695	$1,290,945	$1,005	$(1,698)	$1,290,947
Equipment revenues	—	11,900	244,016	—	—	255,916

Total revenues	—	12,595	1,534,961	1,005	(1,698)	1,546,863
OPERATING EXPENSES:
Cost of service (excluding depreciation and amortization expense shown separately below)	—	—	434,987	11,992	(1,698)	445,281
Cost of equipment	—	11,538	465,339	—	—	476,877
Selling, general and administrative expenses (excluding depreciation and amortization expense shown separately below)	—	362	227,723	15,533	—	243,618
Depreciation and amortization	—	—	134,708	320	—	135,028
Loss on disposal of assets	—	—	8,806	—	—	8,806

Total operating expenses	—	11,900	1,271,563	27,845	(1,698)	1,309,610

Income from operations	—	695	263,398	(26,480)	—	237,253
OTHER EXPENSE (INCOME):
Interest expense	17,161	115,575	(7,370)	30,956	(40,337)	115,985
Earnings from consolidated subsidiaries	(77,506)	(214,795)	—	—	292,301	—
Accretion of put option in majority-owned subsidiary	—	770	—	—	—	770
Interest and other income	(2,807)	(57,493)	(699)	(882)	40,338	(21,543)
Loss on extinguishment of debt	9,345	42,415	(242)	—	—	51,518

Total other expense	(53,807)	(113,528)	(8,311)	30,074	292,302	146,730
Income before provision for income taxes	53,807	114,223	271,709	(56,914)	(292,302)	90,523
Provision for income taxes	—	(36,717)	—	—	—	(36,717)

Net income (loss)	$53,807	$77,506	$271,709	$(56,914)	$(292,302)	$53,806

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Statement of Income
Year Ended December 31, 2005

			Guarantor	Non-Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

REVENUES:
Service revenues	$—	$—	$872,100	$—	$—	$872,100
Equipment revenues	—	13,960	152,368	—	—	166,328

Total revenues	—	13,960	1,024,468	—	—	1,038,428
OPERATING EXPENSES:
Cost of service (excluding depreciation and amortization expense shown separately below)	—	—	283,175	37	—	283,212
Cost of equipment	—	12,837	288,034	—	—	300,871
Selling, general and administrative expenses (excluding depreciation and amortization expense shown separately below)	274	2,893	158,287	1,022	—	162,476
Depreciation and amortization	—	120	87,775	—	—	87,895
Gain on disposal of assets	—	—	(218,203)	—	—	(218,203)

Total operating expenses	274	15,850	599,068	1,059	—	616,251

Income from operations	(274)	(1,890)	425,400	(1,059)	—	422,177
OTHER EXPENSE (INCOME):
Interest expense	—	58,482	(444)	26,997	(27,002)	58,033
Earnings from consolidated subsidiaries	(198,335)	(396,060)	—	—	594,395	—
Accretion of put option in majority-owned subsidiary	—	252	—	—	—	252
Interest and other income	(615)	(34,913)	(1)	(131)	27,002	(8,658)
Loss on extinguishment of debt	—	44,589	1,859	—	—	46,448

Total other expense	(198,950)	(327,650)	1,414	26,866	594,395	96,075
Income before provision for income taxes	198,676	325,760	423,986	(27,925)	(594,395)	326,102
Provision for income taxes	—	(127,425)	—	—	—	(127,425)

Net income (loss)	$198,676	$198,335	$423,986	$(27,925)	$(594,395)	$198,677

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Statement of Income
Year Ended December 31, 2004

			Guarantor	Non-Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

REVENUES:
Service revenues	$—	$—	$616,401	$—	$—	$616,401
Equipment revenues	—	11,720	120,129	—	—	131,849

Total revenues	—	11,720	736,530	—	—	748,250
OPERATING EXPENSES:
Cost of service (excluding depreciation and amortization expense shown separately below)	—	—	200,806	—	—	200,806
Cost of equipment	—	10,944	211,822	—	—	222,766
Selling, general and administrative expenses (excluding depreciation and amortization expense shown separately below)	2,631	38,956	89,761	162	—	131,510
Depreciation and amortization	—	915	61,286	—	—	62,201
Loss on disposal of assets	—	24	3,185	—	—	3,209

Total operating expenses	2,631	50,839	566,860	162	—	620,492

Income from operations	(2,631)	(39,119)	169,670	(162)	—	127,758
OTHER EXPENSE (INCOME):
Interest expense	—	16,723	2,307	56	(56)	19,030
Earnings from consolidated subsidiaries	(66,600)	(167,843)	—	—	234,443	—
Accretion of put option in majority-owned subsidiary	—	8	—	—	—	8
Interest and other income	—	(2,528)	—	—	56	(2,472)
Gain on extinguishment of debt	—	—	(698)	—	—	(698)

Total other expense	(66,600)	(153,640)	1,609	56	234,443	15,868
Income before provision for income taxes	63,969	114,521	168,061	(218)	(234,443)	111,890
Provision for income taxes	921	(47,921)	—	—	—	(47,000)

Net income (loss)	$64,890	$66,600	$168,061	$(218)	$(234,443)	$64,890

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Statement of Cash Flows
Year Ended December 31, 2006

			Guarantor	Non-Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$53,807	$77,504	$271,709	$(56,914)	$(292,300)	$53,806

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:

Depreciation and amortization	—	—	134,708	320	—	135,028

Provision for uncollectible accounts receivable	—	31	—	—	—	31

Deferred rent expense	—	—	7,045	419	—	7,464

Cost of abandoned cell sites	—	—	1,421	2,362	—	3,783

Non-cash interest expense	4,810	1,681	473	40,129	(40,129)	6,964

Loss on disposal of assets	—	—	8,806	—	—	8,806

Loss (gain) on extinguishment of debt	9,345	42,415	(242)	—	—	51,518

Gain on sale of investments	(815)	(1,570)	—	—	—	(2,385)

Accretion of asset retirement obligation	—	—	706	63	—	769

Accretion of put option in majority-owned subsidiary	—	770	—	—	—	770

Deferred income taxes	(613)	32,954	—	—	—	32,341

Stock-based compensation expense	—	—	14,472	—	—	14,472

Changes in assets and liabilities	1,334,686	(1,758,916)	29,988	13,162	432,474	51,394

Net cash provided by (used in) operating activities	1,401,220	(1,605,131)	469,086	(459)	100,045	364,761

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	—	(19,326)	(472,020)	(59,403)	—	(550,749)

Change in prepaid purchases of property and equipment	—	(7,826)	2,564	—	—	(5,262)

Proceeds from sale of property and equipment	—	—	3,021	—	—	3,021

Purchase of investments	(326,517)	(943,402)	—	—	—	(1,269,919)

Proceeds from sale of investments	333,159	939,265	—	—	—	1,272,424

Change in restricted cash and investments	—	2,448	9	(51)	—	2,406

Purchases of and deposits for FCC licenses	(1,391,410)	—	(176)	—	—	(1,391,586)

Net cash used in investing activities	(1,384,768)	(28,841)	(466,602)	(59,454)	—	(1,939,665)

CASH FLOWS FROM FINANCING ACTIVITIES:

Change in book overdraft.	—	11,368	—	—	—	11,368

Proceeds from bridge credit agreements	1,500,000	—	—	—	—	1,500,000

Proceeds from Senior Secured Credit Facility	—	1,600,000	—	—	—	1,600,000

Proceeds from 9 1/4% Senior Notes	—	1,000,000	—	—	—	1,000,000

Proceeds from minority interest in subsidiary	—	2,000	—	—	—	2,000

Proceeds from long-term note to parent	—	—	—	100,045	(100,045)	—

Debt issuance costs	(14,106)	(44,683)	—	—	—	(58,789)

Repayment of debt	(1,500,000)	(935,539)	(2,446)	—	—	(2,437,985)

Proceeds from termination of cash flow hedging derivative	—	4,355	—	—	—	4,355

Proceeds from exercise of stock options and warrants	2,744	—	—	—	—	2,744

Net cash (used in) provided by financing activities	(11,362)	1,637,501	(2,446)	100,045	(100,045)	1,623,693

INCREASE IN CASH AND CASH EQUIVALENTS	5,090	3,529	38	40,132	—	48,789

CASH AND CASH EQUIVALENTS, beginning of period	10,624	95,772	219	6,094	—	112,709

CASH AND CASH EQUIVALENTS, end of period	$15,714	$99,301	$257	$46,226	$—	$161,498

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Statement of Cash Flows
Year Ended December 31, 2005

			Guarantor	Non-Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$198,928	$198,587	$423,986	$(27,925)	$(594,899)	$198,677

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:

Depreciation and amortization	—	120	87,775	—	—	87,895

Provision for uncollectible accounts receivable	—	129	—	—	—	129

Deferred rent expense	—	(72)	4,479	—	—	4,407

Cost of abandoned cell sites	—	—	725	—	—	725

Non-cash interest expense	—	3,695	590	26,997	(26,997)	4,285

Gain on disposal of assets	—	—	(218,203)	—	—	(218,203)

Loss on extinguishment of debt	—	44,589	1,859	—	—	46,448

Gain on sale of investments	(154)	(36)	—	—	—	(190)

Accretion of asset retirement obligation	—	1	422	—	—	423

Accretion of put option in majority-owned subsidiary	—	—	—	—	252	252

Deferred income taxes	52,882	72,173	—	—	—	125,055

Stock-based compensation expense	—	—	2,596	—	—	2,596

Changes in assets and liabilities	(272,868)	(608,004)	13,857	862	896,870	30,717

Net cash (used in) provided by operating activities	(21,212)	(288,818)	318,086	(66)	275,226	283,216

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	—	—	(266,033)	(466)	—	(266,499)

Change in prepaid purchases of property and equipment	—	—	(11,800)	—	—	(11,800)

Proceeds from sale of property and equipment	—	—	146	—	—	146

Purchase of investments	(54,262)	(685,220)	—	—	—	(739,482)

Proceeds from sale of investments	30,225	356,219	—	—	—	386,444

Change in restricted cash and investments	—	(121)	14	—	—	(107)

Purchases of FCC licenses	—	—	(235,330)	(268,600)	—	(503,930)

Proceeds from sale of FCC licenses	—	—	230,000	—	—	230,000

Net cash used in investing activities	(24,037)	(329,122)	(283,003)	(269,066)	—	(905,228)

CASH FLOWS FROM FINANCING ACTIVITIES:

Change in book overdraft.	—	(565)	—	—	—	(565)

Payment upon execution of cash flow hedging derivative	—	(1,899)	—	—	—	(1,899)

Proceeds from Credit Agreements	—	902,875	—	—	—	902,875

Proceeds from Bridge Credit Agreements	—	540,000	—	—	—	540,000

Proceeds from long-term note to parent	—	—	—	275,226	(275,226)	—

Debt issuance costs	—	(29,480)	—	—	—	(29,480)

Repayment of debt	—	(719,671)	(34,991)	—	—	(754,662)

Proceeds from repayment of subscriptions receivable	—	103	—	—	—	103

Proceeds from issuance of preferred stock, net of issuance costs	46,662	—	—	—	—	46,662

Proceeds from exercise of stock options and warrants	9,210	—	—	—	—	9,210

Net cash provided by (used in) financing activities	55,872	691,363	(34,991)	275,226	(275,226)	712,244

INCREASE IN CASH AND CASH EQUIVALENTS	10,623	73,423	92	6,094	—	90,232

CASH AND CASH EQUIVALENTS, beginning of period	1	22,349	127	—	—	22,477

CASH AND CASH EQUIVALENTS, end of period	$10,624	$95,772	$219	$6,094	$—	$112,709

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

Consolidated Statement of Cash Flows
Year Ended December 31, 2004

			Guarantor	Non-Guarantor
	Parent	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$54,294	$66,609	$168,061	$(218)	$(223,856)	$64,890
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	—	915	61,286	—	—	62,201
Provision for uncollectible accounts receivable	—	125	—	—	—	125
Deferred rent expense	—	15	3,451	—	—	3,466
Cost of abandoned cell sites	—	—	1,021	—	—	1,021
Non-cash interest expense	—	470	2,419	56	(56)	2,889
Loss (gain) on disposal of assets	—	24	3,185	—	—	3,209
(Gain) loss on extinguishment of debt	—	—	(698)	—	—	(698)
(Gain) loss on sale of investments	—	576	—	—	—	576
Accretion of asset retirement obligation	—	(1)	254	—	—	253
Accretion of put option in majority-owned subsidiary	—	—	—	—	8	8
Deferred income taxes	(921)	45,362	—	—	—	44,441
Stock-based compensation expense	—	10,429	—	—	—	10,429
Changes in assets and liabilities	(53,837)	(314,588)	77,929	143	247,922	(42,431)

Net cash (used in) provided by operating activities	(464)	(190,064)	316,908	(19)	24,018	150,379
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(1,558)	(249,272)	—	—	(250,830)
Purchase of investments	—	(158,672)	—	—	—	(158,672)
Proceeds from sale of investments	—	307,220	—	—	—	307,220
Change in restricted cash and investments	—	(1,511)	—	—	—	(1,511)
Purchases of FCC licenses	—	(8,700)	(53,325)	—	—	(62,025)
Deposit to FCC for licenses	—	—	—	(25,000)	—	(25,000)
Microwave relocation costs	—	—	(63)	—	—	(63)

Net cash provided by (used in) investing activities	—	136,779	(302,660)	(25,000)	—	(190,881)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in book overdraft.	—	5,778	—	—	—	5,778
Proceeds from short-term notes payable	—	1,703	—	—	—	1,703
Proceeds from long-term note to parent	—	—	—	18,352	(18,352)	—
Proceeds from capital contributions	—	—	—	6,667	(6,667)	—
Debt issuance costs	—	(164)	—	—	—	(164)
Repayment of debt	—	—	(14,215)	—	—	(14,215)
Proceeds from minority interest in majority-owned subsidiary	—	—	—	—	1,000	1,000
Proceeds from issuance of preferred stock, net of issuance costs	5	—	—	—	—	5
Proceeds from exercise of stock options and warrants	460	—	—	—	—	460

Net cash provided by (used in) financing activities	465	7,317	(14,215)	25,019	(24,019)	(5,433)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1	(45,968)	33	—	(1)	(45,935)
CASH AND CASH EQUIVALENTS, beginning of period	—	68,318	94	—	—	68,412

CASH AND CASH EQUIVALENTS, end of period	$1	$22,350	$127	$—	$(1)	$22,477

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

20.	Related-Party Transactions:

One of the Company’s current directors is a general partner of various investment funds affiliated with one of the Company’s greater than 5% stockholders. These funds own in the aggregate an approximate 17% interest in a company that provides services to the Company’s customers, including handset insurance programs and roadside assistance services. Pursuant to the Company’s agreement with this related party, the Company bills its customers directly for these services and remits the fees collected from its customers for these services to the related party. During the years ended December 31, 2006, 2005 and 2004, the Company received a fee of approximately $2.7 million, $2.2 million and $1.4 million, respectively, as compensation for providing this billing and collection service. In addition, the Company also sells handsets to this related party. For the years ended December 31, 2006, 2005 and 2004, the Company sold approximately $12.7 million, $13.2 million and $12.5 million in handsets, respectively, to the related party. As of December 31, 2006 and 2005, the Company owed approximately $3.0 million and $2.1 million, respectively, to this related party for fees collected from its customers that are included in accounts payable and accrued expenses on the accompanying consolidated balance sheets. As of December 31, 2005, receivables from this related party in the amount of approximately $0.7 million are included in accounts receivable. As of December 31, 2006, receivables from this related party in the amount of approximately $0.8 million and $0.1 million are included in accounts receivable and other current assets, respectively.

The Company paid approximately $0.1 million, $0.2 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, to a law firm for professional services, a partner of which was a director of the Company during 2004, 2005 and 2006.

The Company paid approximately $0.1 million, $1.3 million and $2.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, to a law firm for professional services, a partner of which is related to a Company officer.

21.	Supplemental Cash Flow Information:

	Year Ended December 31,
	2006	2005	2004
		(In thousands)

Cash paid for interest	$86,380	$41,360	$19,180
Cash paid for income taxes	3,375	—	—

Non-cash investing and financing activities:

The Company accrued dividends of $21.0 million, $21.0 million and $21.0 million related to the Series D Preferred Stock for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company accrued dividends of $3.0 million and $1.0 million related to the Series E Preferred Stock for the years ended December 31, 2006 and 2005.

Net changes in the Company’s accrued purchases of property, plant and equipment were $28.5 million, $25.3 million and $33.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Of the $33.4 million net change for the year ended December 31, 2004, $8.5 million was included in other long-term liabilities.

The Company accrued $0.5 million of microwave relocation costs for the year ended December 31, 2004.

See Note 2 for the non-cash increase in the Company’s asset retirement obligations.

MetroPCS Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 — (Continued)

22.	Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Long-Term Debt

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same of similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Microwave relocation obligations	$—	$—	$2,690	$2,690
Credit Agreements	—	—	900,000	861,380
Senior Secured Credit Facility	1,596,000	1,597,219	—	—
9 1/4% Senior Notes	1,000,000	1,032,500	—	—
Cash flow hedging derivatives	1,865	1,865	5,052	5,052
Short-term investments	390,651	390,651	390,422	390,422

23.  Quarterly Financial Data (Unaudited):

The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the Company’s results of operations for the interim periods. Summarized data for each interim period for the years ended December 31, 2006 and 2005 is as follows (in thousands, except per share data):

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Total revenues	$235,956	$250,689	$263,555	$288,229
Income from operations(1)	45,841	284,303	47,778	44,256
Net income(1)	22,800	136,482	20,556	18,841
Net income per common share — basic	$0.07	$0.54	$0.06	$0.05
Net income per common share — diluted	$0.06	$0.46	$0.05	$0.04

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Total revenues	$329,461	$368,194	$396,116	$453,092
Income from operations	46,999	54,099	69,394	66,761
Net income (loss)(2)	18,369	22,989	29,266	(16,818)
Net income (loss) per common share — basic	$0.04	$0.06	$0.08	$(0.15)
Net income (loss) per common share — diluted	$0.04	$0.06	$0.08	$(0.15)

(1)	During the three months ended June 30, 2005, the Company recorded on a gain on the sale of PCS spectrum in the amount of $228.2 million.

(2)	During the three months ended December 31, 2006, the Company repaid all of its outstanding obligations under the Credit Agreements, the Secured Bridge Credit Facility and the Unsecured Bridge Credit Facility resulting in a loss on extinguishment of debt in the amount of approximately $51.8 million.

24.	Subsequent Events:

On March 14, 2007, the Company’s Board of Directors approved a 3 for 1 stock split of the Company’s common stock effected by means of a stock dividend of two shares of common stock for each share of common stock issued and outstanding on that date. All share, per share and conversion amounts relating to common stock and stock options included in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

Stockholder Rights Plan (Unaudited)

In connection with the proposed initial public offering, the Company anticipates adopting a Stockholder Rights Plan. Under the Stockholder Rights Plan, each share of the Company’s common stock will include one right to purchase one one-thousandth of a share of series A junior participating preferred stock. The rights will separate from the common stock and become exercisable (1) ten calendar days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of the Company’s outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of the Company’s outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the Stockholder Rights Plan.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information required by this item is contained under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Change in Accountants” of the IPO Registration Statement. That section is incorporated herein by reference.

Item 15.	Financial Statements and Exhibits

(a) Financial Statements

See Item 13 above.

(b) Exhibits

Unless otherwise noted, the following exhibits are incorporated herein by reference from the IPO Registration Statement:

Exhibit
No.		Description

2	.1(a)	Agreement and Plan of Merger, dated as of April 6, 2004, by and among MetroPCS Communications, Inc., MPCS Holdco Merger Sub, Inc. and MetroPCS, Inc.
2	.1(b)	Agreement and Plan of Merger, dated as of November 3, 2006, by and among MetroPCS Wireless, Inc., MetroPCS IV, Inc., MetroPCS III, Inc., MetroPCS II, Inc. and MetroPCS, Inc.
3	.1**	Second Amended and Restated Certificate of Incorporation of MetroPCS Communications, Inc.
3	.2**	Second Amended and Restated Bylaws of MetroPCS Communications, Inc., as amended.
4.1		Form of Certificate of MetroPCS Communications, Inc. Common Stock.
4	.2(a)**	Second Amended and Restated Stockholders’ Agreement, dated as of August 30, 2005, by and among MetroPCS Communications, Inc. and its stockholders.
4	.2(b)**	First Amendment to the Second Amended and Restated Stockholders Agreement, dated as of March 22, 2007, by and among MetroPCS Communications, Inc. and the stockholders party thereto. (Filed as Exhibit 10.1 to MetroPCS Communications, Inc.’s Current Report on Form 8-K, filed on March 27, 2007, and incorporated by reference herein).
4	.3**	Securities Purchase Agreement, dated as of July 17, 2000, by and among MetroPCS, Inc., each of the Subsidiary parties listed on Schedule 1 thereto and each of the Purchaser parties listed on Schedule 2 thereto, as amended by (i) Amendment No. 1 to Securities Purchase Agreement, dated as of November 13, 2000, (ii) Amendment No. 2 to Securities Purchase Agreement, dated as of December 12, 2000, (iii) Amendment No. 3 to Securities Purchase Agreement, dated as of December 19, 2000, (iv) Amendment No. 4 to Securities Purchase Agreement, dated as of January 4, 2001, (v) Amendment No. 5 to Securities Purchase Agreement, dated as of January 9, 2001, (vi) Amendment No. 6 to Securities Purchase Agreement, dated as of November 3, 2003, and (vii) Amendment No. 7 to Securities Purchase Agreement, dated as of May 19, 2004.
4	.4**	Stock Purchase Agreement, dated as of August 30, 2005, by and between MetroPCS Communications, Inc. and the Investors described therein.
10	.1(a)	MetroPCS Communications, Inc. Amended and Restated 2004 Equity Incentive Compensation Plan.
10	.1(b)	Second Amended and Restated 1995 Stock Option Plan of MetroPCS, Inc.
10	.1(c)	First Amendment to the Second Amended and Restated 1995 Stock Option Plan of MetroPCS, Inc.
10	.1(d)	Second Amendment to the Second Amended and Restated 1995 Stock Option Plan of MetroPCS, Inc.
10	.2(a)**	Employment Agreement, dated as of March 31, 2005, by and between MetroPCS Texas, LLC and J. Braxton Carter, II.
10	.2(b)**	Amendment No. 1 to Employment Agreement, dated as of March 5, 2007, by and between MetroPCS Texas, LLC and J. Braxton Carter, II.
10.3		Form of Officer and Director Indemnification Agreement.

Exhibit
No.		Description

10	.4(a)	General Purchase Agreement, effective as of June 6, 2005, by and between MetroPCS Wireless, Inc. and Lucent Technologies Inc.
10	.4(b)	Amendment No. 1 to the General Purchase Agreement, effective as of September 30, 2005, by and between MetroPCS Wireless, Inc. and Lucent Technologies Inc.
10	.4(c)	Amendment No. 2 to the General Purchase Agreement, effective November 10, 2005, by and between MetroPCS Wireless, Inc. and Lucent Technologies Inc.
10.5		Amended and Restated Services Agreement, executed on December 15, 2005 as of November 24, 2004, by and between MetroPCS Wireless, Inc. and Royal Street Communications, LLC, including all amendments thereto.
10.6		Second Amended and Restated Credit Agreement, executed on December 15, 2005 as of December 22, 2004, by and among MetroPCS Wireless, Inc. and Royal Street Communications, LLC, including all amendments thereto.
10.7		Amended and Restated Pledge Agreement, executed on December 15, 2005 as of December 22, 2004, by and between Royal Street Communications, LLC and MetroPCS Wireless, Inc., including all amendments thereto.
10.8		Amended and Restated Security Agreement, executed on December 15, 2005 as of December 22, 2004, by and between Royal Street Communications, LLC and MetroPCS Wireless, Inc., including all amendments thereto.
10.9		Amended and Restated Limited Liability Company Agreement of Royal Street Communications, LLC, executed on December 15, 2005 as of November 24, 2004 by and between C9 Wireless, LLC, GWI PCS1, Inc., and MetroPCS Wireless, Inc., including all amendments thereto.
10.10		Master Equipment and Facilities Lease Agreement, executed as of May 17, 2006, by and between MetroPCS Wireless, Inc. and Royal Street Communications, LLC, including all amendments thereto.
10.11		Amended and Restated Credit Agreement, dated as of February 20, 2007, among MetroPCS Wireless, Inc., as borrower, the several lenders from time to time parties thereto, Bear Stearns Corporate Lending Inc., as administrative agent and syndication agent, Bear, Stearns & Co. Inc., as sole lead arranger and joint book runner, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint book runner and Banc of America Securities LLC, as joint book runner.
10.12		Purchase Agreement, dated October 26, 2006, among MetroPCS Wireless, Inc., the Guarantors as defined therein and Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.
10.13		Registration Rights Agreement, dated November 3, 2006, by and among MetroPCS Wireless, Inc., the Guarantors as defined therein and Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.
10.14		Indenture, dated as of November 3, 2006, among MetroPCS Wireless, Inc., the Guarantors as defined therein and The Bank of New York Trust Company, N.A., as trustee.
10.15		Supplemental Indenture, dated as of February 6, 2007, among the Guaranteeing Subsidiaries as defined therein, the other Guarantors as defined in the Indenture referred to therein and The Bank of New York Trust Company, N.A., as trustee under the Indenture referred to therein.
21.1		Subsidiaries of Registrant.
99	.1*	Amendment No. 4 to Registration Statement on Form S-1/A.

*	Filed herewith.

**	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MetroPCS Communications, Inc.

By:	/s/ Roger D. Linquist
Roger D. Linquist
President and Chief Executive Officer

Dated: April 16, 2007

INDEX TO EXHIBITS

Unless otherwise noted, the following exhibits are incorporated herein by reference from the IPO Registration Statement:

Exhibit
No.		Description

2	.1(a)	Agreement and Plan of Merger, dated as of April 6, 2004, by and among MetroPCS Communications, Inc., MPCS Holdco Merger Sub, Inc. and MetroPCS, Inc.
2	.1(b)	Agreement and Plan of Merger, dated as of November 3, 2006, by and among MetroPCS Wireless, Inc., MetroPCS IV, Inc., MetroPCS III, Inc., MetroPCS II, Inc. and MetroPCS, Inc.
3	.1**	Second Amended and Restated Certificate of Incorporation of MetroPCS Communications, Inc.
3	.2**	Second Amended and Restated Bylaws of MetroPCS Communications, Inc., as amended.
4.1		Form of Certificate of MetroPCS Communications, Inc. Common Stock.
4	.2(a)**	Second Amended and Restated Stockholders’ Agreement, dated as of August 30, 2005, by and among MetroPCS Communications, Inc. and its stockholders.
4	.2(b)**	First Amendment to the Second Amended and Restated Stockholders Agreement, dated as of March 22, 2007, by and among MetroPCS Communications, Inc. and the stockholders party thereto. (Filed as Exhibit 10.1 to MetroPCS Communications, Inc.’s Current Report on Form 8-K, filed on March 27, 2007, and incorporated by reference herein).
4	.3**	Securities Purchase Agreement, dated as of July 17, 2000, by and among MetroPCS, Inc. each of the Subsidiary parties listed on Schedule 1 thereto and each of the Purchaser parties listed on Schedule 2 thereto, as amended by (i) Amendment No. 1 to Securities Purchase Agreement, dated as of November 13, 2000, (ii) Amendment No. 2 to Securities Purchase Agreement, dated as of December 12, 2000, (iii) Amendment No. 3 to Securities Purchase Agreement, dated as of December 19, 2000, (iv) Amendment No. 4 to Securities Purchase Agreement, dated as of January 4, 2001, (v) Amendment No. 5 to Securities Purchase Agreement, dated as of January 9, 2001, (vi) Amendment No. 6 to Securities Purchase Agreement, dated as of November 3, 2003, and (vii) Amendment No. 7 to Securities Purchase Agreement, dated as of May 19, 2004.
4	.4**	Stock Purchase Agreement, dated as of August 30, 2005, by and between MetroPCS Communications, Inc. and the Investors described therein.
10	.1(a)	MetroPCS Communications, Inc. Amended and Restated 2004 Equity Incentive Compensation Plan.
10	.1(b)	Second Amended and Restated 1995 Stock Option Plan of MetroPCS, Inc.
10	.1(c)	First Amendment to the Second Amended and Restated 1995 Stock Option Plan of MetroPCS, Inc.
10	.1(d)	Second Amendment to the Second Amended and Restated 1995 Stock Option Plan of MetroPCS, Inc.
10	.2(a)**	Employment Agreement, dated as of March 31, 2005, by and between MetroPCS Texas, LLC and J. Braxton Carter, II.
10	.2(b)**	Amendment No. 1 to Employment Agreement, dated as of March 5, 2007, by and between MetroPCS Texas, LLC and J. Braxton Carter, II.
10.3		Form of Officer and Director Indemnification Agreement.
10	.4(a)	General Purchase Agreement, effective as of June 6, 2005, by and between MetroPCS Wireless, Inc. and Lucent Technologies Inc.
10	.4(b)	Amendment No. 1 to the General Purchase Agreement, effective as of September 30, 2005, by and between MetroPCS Wireless, Inc. and Lucent Technologies Inc.
10	.4(c)	Amendment No. 2 to the General Purchase Agreement, effective November 10, 2005, by and between MetroPCS Wireless, Inc. and Lucent Technologies Inc.
10.5		Amended and Restated Services Agreement, executed on December 15, 2005 as of November 24, 2004, by and between MetroPCS Wireless, Inc. and Royal Street Communications, LLC, including all amendments thereto.
10.6		Second Amended and Restated Credit Agreement, executed on December 15, 2005 as of December 22, 2004, by and among MetroPCS Wireless, Inc. and Royal Street Communications, LLC, including all amendments thereto.

Exhibit
No.		Description

10.7		Amended and Restated Pledge Agreement, executed on December 15, 2005 as of December 22, 2004, by and between Royal Street Communications, LLC and MetroPCS Wireless, Inc., including all amendments thereto.
10.8		Amended and Restated Security Agreement, executed on December 15, 2005 as of December 22, 2004, by and between Royal Street Communications, LLC and MetroPCS Wireless, Inc., including all amendments thereto.
10.9		Amended and Restated Limited Liability Company Agreement of Royal Street Communications, LLC, executed on December 15, 2005 as of November 24, 2004, by and between C9 Wireless, LLC, GWI PCS1, Inc., and MetroPCS Wireless, Inc., including all amendments thereto.
10.10		Master Equipment and Facilities Lease Agreement, executed as of May 17, 2006, by and between MetroPCS Wireless, Inc. and Royal Street Communications, LLC, including all amendments thereto.
10.11		Amended and Restated Credit Agreement, dated as of February 20, 2007, among MetroPCS Wireless, Inc., as borrower, the several lenders from time to time parties thereto, Bear Stearns Corporate Lending Inc., as administrative agent and syndication agent, Bear, Stearns & Co. Inc., as sole lead arranger and joint book runner, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint book runner and Banc of America Securities LLC, as joint book runner.
10.12		Purchase Agreement, dated October 26, 2006, among MetroPCS Wireless, Inc., the Guarantors as defined therein and Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.
10.13		Registration Rights Agreement, dated November 3, 2006, by and among MetroPCS Wireless, Inc., the Guarantors as defined therein and Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.
10.14		Indenture, dated as of November 3, 2006, among MetroPCS Wireless, Inc., the Guarantors as defined therein and The Bank of New York Trust Company, N.A., as trustee.
10.15		Supplemental Indenture, dated as of February 6, 2007, among the Guaranteeing Subsidiaries as defined therein, the other Guarantors as defined in the Indenture referred to therein and The Bank of New York Trust Company, N.A., as trustee under the Indenture referred to therein.
21.1		Subsidiaries of Registrant.
99	.1*	Amendment No. 4 to Registration Statement on Form S-1/A.

*	Filed herewith.

**	Previously filed.